



AMERICAN FINANCIAL GROUP, INC.

SM

Annual Report for 2002


AMERICAN
FINANCIAL
GROUP, INC.

American Financial Group, Inc. ("AFG" or the "Company") is engaged in property and casualty insurance, focusing on specialized commercial products, and in the sale of retirement annuities, life and supplemental health insurance products. In addition, AFG owns 39% of Infinity Property and Casualty Corporation, which is engaged primarily in private passenger automobile insurance.

*Our **property and casualty** ("P&C") operations emphasize underwriting profitability, entrepreneurship and specialization based on a common operating philosophy.*


GREAT AMERICAN
INSURANCE GROUP

*Our **annuity, life and health** businesses focus on developing profitable, innovative products and services to provide customers with more choices in planning for lifestyle security.*


GREAT AMERICAN
FINANCIAL RESOURCES

With additional capital provided by the sale of 61% of Infinity, AFG is positioned to take advantage of its expertise as niche underwriters during this continuing favorable market and well into the future. In addition, the Company will be able to share in Infinity's successes through its significant ownership.

Contents

Please refer to "Forward-Looking Statements" on the inside back cover.


GREAT AMERICAN BALL PARK

Play Ball!

We are proud to have our name displayed prominently on the new home of the oldest franchise in professional baseball as the Cincinnati Reds' Great American Ball Park officially opened its doors this spring.


GREAT AMERICAN BALL PARK

Financial Highlights

(Dollars in millions, except per share data)	Year ended December 31, 2002	2001	2000	1999	1998
Balance Sheet Data:					
Cash and investments	**$13,651**	$12,084	$11,500	$11,309	$11,736
Total assets	**19,505**	17,402	16,416	16,054	15,845
Long-term debt:					
Parent holding companies	**648**	609	585	493	415
Subsidiaries	**297**	271	195	240	177
Shareholders' equity	**1,726**	1,498	1,549	1,340	1,716
Ratio of debt to total capital(a):					
Parent holding company level	**25%**	27%	25%	25%	18%
Consolidated	**30%**	31%	30%	32%	24%
Cash dividends per share	**$0.50**	$1.00	$1.00	$1.00	$1.00
Book value per share	**$24.97**	$21.88	$22.97	$22.94	$28.17
Shares outstanding	**69.1**	68.5	67.4	58.4	60.9

Summary of Operations:	2002	2001	2000	1999	1998
Total revenues	**$3,750**	$3,924	$3,817	$3,360	$4,082
Net earnings (loss) – GAAP	**$ 84.6**	$(14.8)	$ (56.0)	$141.4	$124.4
After tax income (expense) items included in net earnings (b):					
A&E reserve increase and litigation settlement	**(19.5)**	(65.0)	—	—	(138.8)
Tax resolution benefit	**31.0**	—	—	—	—
World Trade Center loss	—	(16.3)	—	—	—
Net losses from investee corporations	**(9.0)**	(16.5)	(91.4)	(17.5)	(8.4)
Realized investment gains (losses)	**(44.7)**	(12.7)	2.2	14.0	113.2
Accounting changes and extraordinary items	**(40.4)**	(10.0)	(9.1)	(5.5)	(0.8)
Net earnings from insurance businesses – Non-GAAP	**$167.2**	$105.7	$ 42.3	$150.4	$159.2
Diluted earnings (loss) per share amounts:					
Net earnings (loss) – GAAP	**$1.22**	$(0.22)	$(0.95)	$2.35	$2.00
A&E reserve increase and litigation settlement	**(0.28)**	(0.95)	—	—	(2.23)
Tax resolution benefit	**0.44**	—	—	—	—
World Trade Center loss	—	(0.24)	—	—	—
Net losses from investee corporations	**(0.13)**	(0.24)	(1.55)	(0.29)	(0.14)
Realized investment gains (losses)	**(0.64)**	(0.19)	0.04	0.23	1.82
Accounting changes and extraordinary items	**(0.59)**	(0.15)	(0.15)	(0.09)	(0.01)
Net earnings from insurance businesses – Non-GAAP	**$2.42**	$1.55	$0.71	$2.50	$2.56

(a) Total captial includes debt, minority interest, and shareholders' equity. Debt also includes $75 million of subsidiary preferred securities prior to their retirement in 2001.

(b) As discussed in Management's Discussion and Analysis, these items are excluded in deriving our "core" earnings from our insurance businesses for discussion and analytical purposes. Though core earnings is not a generally accepted accounting principles ("GAAP") measure, it is a key performance measure used by analysts and rating agencies.

To Our Shareholders

We are pleased to report that the past year was a better one for our organization and we look forward to continued improvement in the next couple years. We improved our financial results in spite of a difficult economic environment. We continue to realign our mix of insurance businesses and maintain our pricing discipline, clarifying and strengthening our position as a leading specialty commercial writer within the property and casualty insurance industry.

In October, we announced plans for an initial public offering of a new subsidiary formed to own our nonstandard auto insurance companies and our agency-based personal insurance business. In February of this year, we sold 61% (12.5 million shares) of Infinity Property and Casualty Corporation to the public for approximately $186 million which provides additional capital to support the growth of our specialty businesses and reduce our outstanding debt. Through our continuing interest in Infinity, we will enjoy a meaningful share of its growth and profits.

In February of this year, we entered into an agreement to settle certain asbestos-related litigation from insurance policies issued in the 1970's and 1980's. We believe that the $123.5 million settlement reduces the financial uncertainty related to such claims and provides resolution to litigation that represented AFG's largest known asbestos-related claim and the only such claim that management believes to be material to our financial condition.

In a year of several highly publicized corporate scandals, our board members and management team worked together to confirm and strengthen corporate governance policies and processes. We will continue to refine these in the months ahead to meet the dictates of Congress and the SEC, as well as expectations of investors and the marketplace.

2002 Results

Net earnings for 2002 were $84.6 million or $1.22 per share, a major improvement from the loss of $14.8 million or $.22 per share in 2001. The 2002 results included the charges for the transitional goodwill impairment test required by Statement of Financial Accounting Standards No. 142 as well as the asbestos litigation settlement and a benefit from the resolution of certain tax matters. At year-end shareholders' equity was $1.7 billion, book value was $24.97 per share, and cash and investments exceeded $13.6 billion.

- Excluding the asbestos litigation charge, the property and casualty group finished the year with an underwriting profit and a combined ratio of 99.9%, a 4.1 point improvement over 2001. Gross written premiums were $3.9 billion, an increase of 12% over 2001. Both segments—Specialty and Personal groups—showed improved combined ratios and underwriting profits for the year.

- Statutory premiums of the annuity, life and health insurance operations were nearly 25% higher than 2001, due to a significant increase in sales of traditional fixed annuities. Net operating earnings for 2002 were lower than 2001, reflecting narrower spreads in the fixed annuity operations as well as declines in the equity markets on the variable annuity business and adverse mortality in the life insurance operations.


AMERICAN
FINANCIAL
GROUP, INC.

The Future

We will continue to examine and streamline our mix of insurance businesses to take advantage of the specialty market opportunities. We expect to benefit from the hard market conditions and ongoing price firming in the commercial casualty markets. We believe that our current mix of specialty businesses positions us for solid growth and improved profitability for the foreseeable future. We will continue our focus on disciplined underwriting, proper risk selection, and adequate pricing.

While we know that the current economic conditions will continue to be a challenge for us, we believe that our strong balance sheet, sound business strategy, and talented team will enable us to realize our objectives for 2003 and beyond.

Sincerely,

Carl H. Lindner
Chairman of the Board and
Chief Executive Officer

Carl H. Lindner III
Co-President

S. Craig Lindner
Co-President

Keith E. Lindner
Co-President

April 22, 2003

American Financial Group at a Glance

Segment/Operating Unit		Description and Developments

Property & Casualty Insurance Group

- In 2002, the P&C group's underwriting results outperformed the industry for the seventeenth consecutive year excluding the $214 million special A&E charge recorded in1998.
- In February 2003, AFG's subsidiary, Great American Insurance Company, entered into an agreement for the settlement of asbestos related coverage litigation from insurance policies issued during the 1970's and 1980's. The Company believes that the $123.5 million settlement with parties related to and known as A.P. Green Industries, Inc. ("A.P. Green") will reduce financial uncertainty and provide a resolution to litigation that represents AFG's largest known asbestos related claim and the only such claim that AFG believes to be material.

Specialty Group

	A.M. Best Rating
Great American Insurance Company	A
American Empire Surplus Lines Insurance Company	A
Mid-Continent Casualty Company	A
National Interstate Insurance Company	A–
Republic Indemnity Company of America	A–

- A highly diversified group of specialized businesses offering a wide range of specialty commercial coverages.
- Focus and specialization are important characteristics of these businesses. Each business line has independent management and operating autonomy.
- These businesses are opportunistic and premium volume for each business line will vary based on current market conditions.
- Writes business in all 50 states primarily through independent agents and brokers.
- Continually evaluates expansion in existing markets and opportunities in new specialty niche markets.
- Rate increases averaged 27% during 2002 and going into 2003, average rate increases are targeted at 25% or more.

Personal Group

	A.M. Best Rating
Great American Insurance Company	A
Written through independent agents*	
Marketed direct-to-consumers	
Specialty Auto	
Atlanta Casualty Group*	A–
Infinity Group*	A
Leader Insurance Group*	A–
Windsor Group*	A

*Now owned by Infinity Property and Casualty Corporation.

- Includes primarily personal automobile insurance, with an emphasis on nonstandard auto.
- Underwriting results improved considerably over the past two years.
- In a February 2003 public offering, AFG sold 12.5 million shares, or 61% of Infinity for net proceeds of approximately $186 million, realizing a pre-tax loss of about $40 million.
- In January 2003, Great American entered into an agreement to sell its direct-to-consumer auto business.
- AFG's ongoing interest in personal lines insurance will be limited to two subsidiaries that market personal auto insurance in select markets and generated net written premiums of about $35 million in 2002, certain direct-to-consumer business in run-off and its continuing ownership in Infinity.

Annuities, Life and Health

	A.M. Best Rating
Great American Financial Resources, Inc.	
Great American Life Insurance Company	A
Annuity Investors Life Insurance Company	A
United Teacher Associates Insurance Company	A–
Loyal American Life Insurance Company	A
Great American Life Assurance Company of Puerto Rico	A

- Assets of the Company's annuity, life and health operations grew to over $9.3 billion at December 31, 2002 and statutory premiums for 2002 were nearly 25% higher than 2001.

Annuities:

- Sells traditional tax-deferred annuities primarily to employees of educational and other not-for-profit organizations, as well as the senior market, serving 305,000 clients with nearly $6.5 billion of annuity policyholder funds accumulated.
- Sells variable annuities, attractive to policyholders seeking an equity-based savings product.

Life:

- Markets term and universal life insurance through a system of National Marketing Organizations who recruit and manage appointed agents. At December 31, 2002, GAFRI's life operations aggregated approximately $39 billion of life insurance in force.

Supplemental Insurance:

- The Company also specializes in supplemental health insurance products, including coverage for Medicare supplement, cancer, long-term care and disability.


AMERICAN
FINANCIAL
GROUP, INC.

Segment Data *(dollars in millions)*
for years ended December 31

Property & Casualty Insurance Group	*2002*	*2001*	*2000*	*1999*	*1998*
Gross Written Premiums	$3,935	$3,520	$3,231	$2,830	$3,255
Net Written Premiums	$2,414	$2,582[2]	$2,638	$2,263	$2,609[6]
Net Earned Premiums	$2,403	$2,594	$2,495	$2,211	$2,699
GAAP Ratios:					
Loss & LAE	74.3%[1]	75.4%[3,4]	78.6%[5]	71.9%	74.2%[4]
Underwriting Expense	25.3%	28.4%	29.3%	29.9%	28.3%
Policyholder Dividend	.3%	.2%	.1%	.2%	.3%
Combined Ratio	99.9%	104.0%	108.0%	102.0%	102.8%

(1) Excludes the effect (1.2%) of a $30 million charge related to an asbestos litigation settlement.
(2) Before a reduction of $30 million for unearned premium transfer related to the sale of the Japanese Division.
(3) Excludes the effect (1.0%) of $25 million of losses attributable to the September 11, 2001 attack.
(4) Excludes the effects (3.1% and 7.9%) of strengthening the A&E loss reserves by $100 million in 2001 and $214 million in 1998.
(5) Includes the effect (1.4%) of strengthening the California workers' compensation loss reserves by $35 million.
(6) Includes $232 million generated by the Commercial Lines Division sold in December 1998.

Specialty Group	*2002*	*2001*	*2000*	*1999*	*1998*
Gross Written Premiums	$2,713[1]	$2,236	$1,889	$1,634	$1,928
Net Written Premiums	$1,577[1]	$1,542	$1,324	$1,111	$1,312[2]
Net Earned Premiums	$1,497	$1,410	$1,223	$1,048	$1,372
GAAP Ratios:					
Loss & LAE	67.5%	68.9%[3]	73.8%[4]	67.0%	71.4%
Underwriting Expense	30.4%	30.6%	33.8%	35.3%	32.9%
Policyholder Dividend	.5%	.4%	.3%	.4%	.7%
Combined Ratio	98.4%	99.9%	107.9%	102.7%	105.0%

(1) Gross written premiums were up 21% compared to 2001. The growth in net written premiums for 2002 was impacted by additional reinsurance agreements.
(2) Includes $232 million generated by the Commercial Lines Division sold in December 1998.
(3) Excludes the effect (1.8%) of $25 million of losses attributable to the September 11, 2001 attack.
(4) Includes the effect (2.9%) of strengthening the California workers' compensation loss reserves by $35 million.

Personal Group	*2002*	*2001*	*2000*	*1999*	*1998*
Gross Written Premiums	$1,221	$1,284	$1,339	$1,196	$1,327
Net Written Premiums	$ 836[1]	$1,040[1]	$1,311	$1,154	$1,279
Net Earned Premiums	$ 905	$1,183	$1,270	$1,163	$1,290
GAAP Ratios:					
Loss & LAE	83.1%	82.1%	83.6%	75.7%	74.2%
Underwriting Expense	16.7%	25.8%	25.0%	25.0%	23.1%
Combined Ratio	99.8%	107.9%	108.6%	100.7%	97.3%

(1) Reflects the impact of a reinsurance agreement, effective April 1, 2001, which ceded 90% of the auto physical damage business written by certain personal lines companies. This agreement was expanded to include an additional insurance subsidiary, effective January 1, 2002.

Annuities, Life and Health	*2002*	*2001*	*2000*	*1999*	*1998*
Statutory Premiums:					
Annuities:					
Fixed	$ 769	$ 513	$ 371	$ 323	$ 374
Variable	182	199	321	205	89
Equity-Indexed	50	39	55	60	58
Total Annuities	1,001	751	747	588	521
Life and Health Premiums	313	310	261	126	104
Total Premiums	$1,314	$1,061	$1,008	$ 714	$ 625
Gross Investment Income	$ 532	$ 508	$ 498	$ 498	$ 507

Premiums do not include subsidiaries or divisions until their first full year following acquisition or formation and exclude premiums of subsidiaries sold.

Business Purpose and Operating Philosophy

American Financial has been in business for more than four decades and our insurance roots go back to the 1800's with Great American Insurance Company's founding in 1872. Though the world has seen tremendous change, one thing that has not wavered is the Company's focus on customer satisfaction and investor profitability. We strive to continue to build value for our shareholders as property and casualty insurance and retirement annuity specialists, providing profitably priced, quality products and services to our customers while offering a rewarding work environment for our employees.

Our strategy is to allocate capital to niche insurance operations which we believe will bring a competitive advantage or in which we see unique opportunities. In implementing this strategy we adhere to the following operating philosophies:

- ***Specialization.*** We focus on insurance products and services for which we have significant expertise and knowledge and where we can be leaders based on our strengths. We build franchise value by targeting markets that offer the greatest prospects for long term profitable growth.

- ***Operating Results.*** The financial strength valued by our customers, employees and investors comes from our passionate commitment to produce consistently superior underwriting and operating results. These results flow from pricing discipline, prudent risk taking, and optimal management of capital and investment skills that balance strong total returns with prudent asset preservation.

- ***People.*** Our people are talented, energetic and motivated to continually expand their knowledge and improve their performance. All employees are expected to conduct themselves with integrity and in a legal, ethical and moral manner. We offer a rewarding work environment that recognizes the importance of family and community. We support healthy and balanced lifestyles. We treat our customers and each other with courtesy and respect.

- ***Service.*** We aim to deliver service that is both extraordinary and valued by our customers. We strive for high quality service at a competitive cost and constantly seek ways to best leverage our organizational and technology resources. Our goal is to serve our customers however and whenever they prefer.

- ***Entrepreneurs.*** We combine a "small company" entrepreneurial atmosphere with "big company" expertise and economies of scale, enabling us to react quickly to our business environments' changes while effectively managing costs.

Business Summary

Recent Developments

Shift in Focus to Specialty Operations

Over the past several years, we have been gradually realigning our property and casualty business mix in pursuit of operating profitability and investor returns. In 1998 we sold our commercial lines division in response to an offer for this business that provided a gain in excess of $170 million and allowed us to redirect $225 million in capital. In late 2000, a company that we had partnered with, Mitsui Marine & Fire Insurance Company, initiated talks to purchase our Japanese property and casualty division; that sale was completed in March 2001. During 2002, we curtailed making additional investments in our direct-to-consumer business as we determined the capital necessary to build this business could be put to better use; in January of 2003 we reached an agreement to sell this business. Most recently, in a February 2003 initial public offering, we sold 61% of Infinity Property and Casualty Corporation, an entity that owns the majority of what was our personal lines operations.

All of these transactions have helped to provide valuable capital for our specialty businesses. We have intensified our focus in this area in order to take advantage of our operating expertise and the beneficial market conditions that many feel will continue at least through 2004. We are hopeful of operating profitability in this segment for years to come. At the same time, through our continuing significant ownership interest in Infinity, we will be able to share in its future successes.

Property and Casualty Group
2002 Premium Distribution



Specialty – 65%
Infinity – 29%
Personal Auto-Direct – 5%
Remaining Personal Auto – 1%

Asbestos and Environmental Reserve Update

We recently announced an agreement for the settlement of asbestos related coverage litigation from insurance policies issued to parties related to and known as A.P. Green Industries, Inc., during the 1970's and 1980's. We believe that the settlement will reduce financial uncertainty by providing a resolution to litigation that represents our largest known asbestos-related claim and the only such claim that we believe to be material.

The amount of the settlement is $123.5 million, all but $30 million of which was covered by previously established reserves and anticipated reinsurance recoverables. The agreement gives us the option to pay over a 20-year period (at 5-1/4% interest) and allows us to pay 10% of the total in AFG Common Stock. The settlement is subject to a number of contingencies, including approval by the bankruptcy court supervising the reorganization of A.P. Green and subsequent confirmation of a plan of reorganization that includes an injunction prohibiting the assertion against us of any present or future asbestos personal injury claims under policies issued to A.P. Green and related companies. This process could take a year or more and no payments are required until its completion.

We believe that we have been an industry leader in our assessment of and reserving for A&E exposures, completing "ground up" studies in 1998 and 2001 with the assistance of a respected outside actuarial firm. We have a claims group dedicated to A&E issues that reviews all known claims for deviations from trends and assumptions used in our most recent study. We also utilize the services of a small number of expert outside law firms to assist us in the analysis of our larger exposures.

Based on the above, we believe that our A&E reserves at December 31, 2002, represent a reasonable estimate of the ultimate liability for such claims. However, actual results may vary materially from the amounts currently recorded due to the difficulty in predicting the number of future claims and the impact of recent bankruptcy filings, and unresolved issues such as whether coverage exists, whether policies are subject to aggregate limits on coverage, whether claims are to be allocated among triggered policies and implicated years, and whether claimants who exhibit no signs of illness will be successful in pursuing their claims.

Specialty Group
Profitability vs. Industry
(Calendar Year)


Statutory
Combined Ratio
125%
120%
115%
110%
105%
100%
95%
90%
85%
Industry
AFG
109.9%
108.9%
103.7%
107.3%
109.6%
108.2%
117.1%
103.4%
97.0%
88.9%
100.5%
107.2%
105.5%
108.4%
104.6%
100.1%
95
96
97
98
99
00
01
02

Terrorism Risk Insurance Act of 2002

The Terrorism Risk Insurance Act of 2002 established a temporary program that requires commercial insurers to offer virtually all of its policyholders coverage for certain "acts of terrorism" as defined under the Act. This federal legislation provides that coverage may not materially differ from the terms, amounts, and other coverage limitations applicable to losses arising from occurrences other than terrorism. If an event is certified by the government to be an act of terrorism, insurers will cover losses up to a predetermined percentage before the federal government steps in and provides coverage. The amount to be covered by insurers in the initial year is 7% of their direct earned premium, progressing to 15% by 2005, when the bill comes up for renewal.

For 2003, we would have to sustain losses in excess of $125 million to be eligible for the federal assistance. We believe it is unlikely that our losses, in the event of a certified terrorist act, would exceed this amount. As an underwriting guideline, we seek to minimize our exposure to catastrophe losses, including those that might arise from terrorist acts. As coverage for acts of terrorism is a relatively new concept, we will continue to review and analyze our business practices including pricing the coverage as well as risk selection.

Property and Casualty Insurance Operations

Management's focus on underwriting performance enabled our property and casualty group to outperform the industry again in 2002. Our combined ratio has been better than the industry average for sixteen of the last seventeen years and, excluding our special A&E charges, for all seventeen years. We believe that our product line diversification and stringent underwriting discipline have contributed to our ability to consistently outperform the industry. Our philosophy is to refrain from writing business that is not expected to produce an underwriting profit even if it is necessary to limit or prevent premium growth to do so.

Prior to the sale of Infinity, our property and casualty group was organized into two major business groups: **Specialty** and **Personal**.

Specialty Group

Our specialty group is comprised of multiple business units that operate autonomously but with certain strong central controls and full accountability. The decentralized control allows each unit the autonomy necessary to respond to local and specialty market conditions while capitalizing on the efficiencies of centralized investment and administrative support functions. Through our Specialty Group we offer a wide array of insurance products including, but not limited to, the following major lines of business:

- **Excess and surplus.** Specially designed insurance products offered to those that can't find coverage in standard markets.
- **Workers' compensation.** Coverage for prescribed benefits payable to employees (principally in California) who are injured on the job.
- **Inland and ocean marine.** Coverage for marine cargo, boat dealers, marina operators/dealers, excursion vessels, builder's risk, contractor's equipment, excess property and motor truck cargo.
- **Collateral protection.** Provides coverage for insurance risk management programs for lending and leasing institutions.
- **Executive and professional liability.** Liability coverage for attorneys and for directors and officers of businesses and not-for-profit organizations.
- **Fidelity and surety bonds.** Surety coverage for various types of contractors and public and private corporations and fidelity and crime coverage for government, mercantile and financial institutions.
- **Commercial automobile.** Markets customized insurance programs for public transportation operations (such as buses and limousines), and a specialized physical damage product for the trucking industry.
- **Agricultural-related.** Provides federally reinsured multi-peril crop insurance covering most perils as well as crop hail, equine mortality and other coverage for full-time operating farms/ranches and agribusiness operations on a nationwide basis.
- **Umbrella and excess liability.** Consists primarily of large liability coverage in excess of primary layers.

A key strategy of The Specialty Group is to focus on specialized areas where our personnel are experts. Rather than compete in standard commercial lines, we focus on areas in which we believe our knowledge, unique products or distribution provides a significant competitive advantage.

Specialty Group
2002 Premium Distribution

Excess and Surplus - 18%
California Workers' Compensation - 14%
Inland and Ocean Marine - 13%
Collateral Protection - 9%
Executive and Professional Liability - 8%
Fidelity, Surety and Credit - 7%
Specialty Vehicle - 6%
Crop, Farm & Livestock - 5%
Other - 20%

We also try to react quickly to take advantage of changing market conditions. We constantly reevaluate conditions in the specialized lines that we write, and shift capital and give increased attention to those areas we feel provide the best opportunity for attractive returns.

Products provided by the Specialty Group are marketed primarily through several thousand independent agents and brokers nationally.

The opportunistic nature of the specialty group may cause premium volumes to vary as capital is reallocated in reaction to changing market conditions. Gross written premiums totaled more than $2.7 million for 2002, which represents a 21% increase compared to the previous year. This increase reflects the effect of rate increases and the volume growth in certain businesses, partially offset by planned reductions in less profitable lines of business. Rate increases averaged about 27% during 2002 and we are targeting increases of about 25% for 2003. Due to the impact of increased reinsurance in several of our lines, net written premiums increased by only 2% to $1.6 billion in 2002.

Our combined ratio improved to 98.4% for 2002 reflecting strategic changes in the mix of specialty businesses and the impact of rate increases. The Specialty Group has now generated underwriting profits for five consecutive quarters as we continue to benefit from hard market conditions. We believe that the way we manage our specialty businesses will provide additional solid growth and improved profitability for the foreseeable future.

Personal Group
Combined Ratio (GAAP)



% of
Earned Premium
115%
110%
105%
100%
95%
90%
110.6
111.0
108.5
111.1
107.7
103.3
102.1
101.1
101.2
94.5
Q3 Q4 Q1 Q2 Q3 Q4 Q1 Q2 Q3 Q4
2000
2001
2002

Personal Group

Our Personal Group consisted primarily of the businesses that now comprise Infinity Property and Casualty. More than 80% of our Personal Group's earned premiums for 2002 were generated by these operations. Our ongoing operating interest in personal lines insurance will be limited to our significant ownership interest in Infinity and we believe this business will compete quite successfully in the personal auto insurance market.

Infinity writes primarily private passenger automobile liability and physical damage insurance, and to a lesser extent, homeowner's insurance. Most of the automobile premiums have been generated from sales in the "nonstandard" market. Nonstandard coverage is for those who cannot obtain insurance through the "standard carriers" due to factors such as age, record of prior accidents, driving violations, particular occupation or type of vehicle. Data published by A.M. Best indicates that Infinity is the second largest writer of nonstandard automobile insurance through independent agents in the United States. Infinity also writes standard and preferred personal auto insurance, nonstandard commercial auto insurance and complementary personal lines insurance products.



AMERICAN
FINANCIAL
GROUP, INC.

The Personal Group's gross written premiums for 2002 decreased about 5% from 2001 due primarily to intentional reductions in new business volume in certain non-core markets and through the direct channel. These reductions were partially offset by the effect of continuing rate increases and volume growth in target markets. For 2002, the Group implemented rate increases on its personal auto business of about 10%. On a net basis, written premiums for 2002 declined about 19%, reflecting the effect of expanding our physical damage reinsurance agreement.

The combined ratio of the Personal Group improved to 99.8%, an 8-percentage point improvement from 2001, reflecting the effects of rate increases as well as a reduction in marketing and media costs related to the direct-to-customer business.

Annuities, Life, and Supplemental Health Operations

Through Great American Financial Resources (GAFRI), we offer annuities, life, and supplemental health insurance products. While we've diversified our product line over the last ten years, we remain committed to those products upon which GAFRI was built. Therefore, we continue to strengthen our efforts in the fixed annuity lines of business. In addition, we actively monitor our product offerings based upon premium and profitability targets.

Annuities make up our largest product group, accounting for more than three-fourths of GAFRI's premiums and assets. We have been marketing tax-deferred annuities since the 1970s and remain a leader in the kindergarten through high school segment of the retirement annuities business. We continue to update our traditional fixed annuity offerings in anticipation of and response to market demand. As a result, premiums from this business segment climbed for the third straight year, increasing nearly 50 percent to more than $800 million.

The stock market successes of the 1990s heightened consumer interest in our variable annuities. Likewise, the downward movement in equity markets over the last three years negatively influenced demand for these annuities. In 2002, variable annuity premiums totaled $182 million compared to $321 million in 2000.

Our life operations market term, universal, and whole life policies for individuals, families, and small businesses. We also offer credit and group life products. Our supplemental health insurance products provide for expenses related to critical illness, short-term disability, cancer, intensive care, accidents, hospital stays, and long-term care for individuals and groups.

Annuity, Life and Health
2002 Premium Distribution


Fixed Annuities – 58%
Supplemental Insurance – 19%
Life – 5%
Equity-Indexed Annuities – 4%
Variable Annuities – 14%

Investments

Our primary investment objective is to maximize return on an ongoing basis rather than focus on short-term performance. Our talented team of analysts and investment managers has built a high quality investment portfolio that produces a relatively predictable, steady stream of income, mitigating the uncertainties of our insurance operations. Over the years our conservatively invested, low-risk portfolio has generated solid returns and provided asset growth. Investment income was about $860 million for 2002, almost all of which consisted of interest and dividends received on bonds and stocks held.

Investment Portfolio
Composition at December 31, 2002



Investment Grade Fixed Maturities 82%
Non-Investment Grade Fixed Maturities 6%
Equities 2%
Real Estate & Other Investments 2%
Policy & Mortgage Loans 2%
Cash and Short-term 6%

Fixed income securities, primarily investment grade bonds and mortgage-backed securities, account for almost 95% of our total investments. About 93% of our fixed maturities were rated "investment grade" (credit rating of AAA to BBB) by nationally recognized rating agencies at December 31, 2002. The average life of our fixed maturity investments is about six years, which allows flexibility to react to changes in market conditions. Our fixed income portfolio is also diversified to limit our exposure to any one issuer or industry—the largest investment in securities of any single issuer amounted to less than one percent of total investments at December 31, 2002.

Stocks, real estate, policy loans and other investments make up the remainder of our investments. At December 31, 2002, stock investments had an aggregate market value of about $300 million, about 40% greater than their cost. Our most significant equity investments are a 15% ownership of Provident Financial Group securities, and the 39% ownership of Infinity, each with a market value of approximately $165 million in mid March.

Other investments include a group of classic, turn-of-the-(previous) century, European style hotels in Cincinnati, New Orleans, and Austin (Texas); the Chatham Bars Inn on Cape Cod; the Charleston Harbor Hilton Hotel and Marina; the Skipjack Cove Yachting Resort on Chesapeake Bay; apartment developments in several states; and potentially valuable air rights in New York City. We believe that the market value of these investments is significantly in excess of their carrying value on our balance sheet.

American Financial Group and Subsidiaries

Financial Review for 2002

Contents

Selected Financial Data — GAAP

Total Capitalization

The combination of retiring debt or replacing it with lower cost financing since April 1995 has resulted in a significant reduction in annual interest expense and preferred dividend requirements.



(In millions)
$3,500
$3,000
$2,500
$2,000
$1,500
$1,000
$500
$0
80%
70%
60%
50%
40%
30%
20%
10%
0%
4/3/95
AFG Formation
12/31/96
12/31/98
12/31/00
12/31/02



Debt
Ratio of Debt to Total Capital
Minority Interest
Preferred Securities of Subsidiaries
Common Equity

(dollars in millions, except per share data)	2002	2001	2000	1999	1998
Earnings Statement Data:					
Total Revenues	$3,750	$3,924	$3,817	$3,360	$4,082
Operating Earnings Before Income Taxes	178	56	110	302	274
Earnings (Loss) Before Extraordinary Items and Accounting Changes	125	(5)	(47)	147	125
Extraordinary Items	—	—	—	(2)	(1)
Cumulative Effect of Accounting Changes (a)	(40)	(10)	(9)	(4)	—
Net Earnings (Loss)	85	(15)	(56)	141	124
Basic Earnings (Loss) Per Common Share:					
Earnings (Loss) Before Extraordinary Items and Accounting Changes	$1.82	($.07)	($.80)	$2.46	$2.04
Net Earnings (Loss) Available to Common Shares	1.23	(.22)	(.95)	2.37	2.03
Diluted Earnings (Loss) Per Common Share:					
Earnings (Loss) Before Extraordinary Items and Accounting Changes	$1.81	($.07)	($.80)	$2.44	$2.01
Net Earnings (Loss) Available to Common Shares	1.22	(.22)	(.95)	2.35	2.00
Cash Dividends Paid Per Share of Common Stock	$.50	$1.00	$1.00	$1.00	$1.00
Ratio of Earnings to Fixed Charges (b):					
Including Annuity Benefits	1.37	1.06	1.18	1.71	1.65
Excluding Annuity Benefits	2.42	1.21	1.63	3.36	3.22
Balance Sheet Data:					
Total Assets	$19,505	$17,402	$16,416	$16,054	$15,845
Long-term Debt:					
Holding Companies	648	609	585	493	415
Subsidiaries	297	271	195	240	177
Minority Interest	471	455	508	489	522
Shareholders' Equity	1,726	1,498	1,549	1,340	1,716

(a) Reflects the implementation in the following years of accounting changes mandated by recently enacted accounting standards:
- 2002 – SFAS #142 (Goodwill and Other Intangibles)
- 2001 – EITF 99-20 (Asset-backed Securities)
- 2000 – SFAS #133 (Derivatives)
- 1999 – SOP 98-5 (Start-up Costs)

(b) Fixed charges are computed on a "total enterprise" basis. For purposes of calculating the ratios, "earnings" have been computed by adding to pretax earnings the fixed charges and the minority interest in earnings of subsidiaries having fixed charges and the undistributed equity in losses of investees. Fixed charges include interest (including or excluding interest credited to annuity policyholders' accounts as indicated), amortization of debt premium/discount and expense, preferred dividend and distribution requirements of subsidiaries and a portion of rental expense deemed to be representative of the interest factor. Although the ratio of earnings to fixed charges excluding interest on annuities is not required or encouraged to be disclosed under Securities and Exchange Commission rules, some investors and lenders may not consider interest credited to annuity policyholders' accounts a borrowing cost for an insurance company, and accordingly, believe this ratio is meaningful.

Management's Discussion and Analysis of Financial Condition and Results of Operations

General

Following is a discussion and analysis of the financial statements and other statistical data that management believes will enhance the understanding of AFG's financial condition and results of operations. This discussion should be read in conjunction with the financial statements beginning on page 30.

Critical Accounting Policies

Significant accounting policies are summarized in Note A to the financial statements. The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that can have a significant effect on amounts reported in the financial statements. As more information becomes known, these estimates and assumptions could change and thus impact amounts reported in the future. Management believes that the establishment of insurance reserves, especially asbestos and environmental-related reserves, and the determination of "other than temporary" impairment on investments are the two areas where the degree of judgment required to determine amounts recorded in the financial statements make the accounting policies critical. For further discussion of these policies, see *"Liquidity and Capital Resources – Investments"* and *"Liquidity and Capital Resources – Uncertainties."*

Liquidity and Capital Resources

Ratios

AFG's debt to total capital ratio (at the parent holding company level) was approximately 25% at December 31, 2002, compared to 27% at December 31, 2001. AFG used a portion of the proceeds from the Infinity sale in February 2003 to repay parent debt. Adjusting to reflect this repayment reduces the ratio to 21% at December 31, 2002.

AFG's ratio of earnings to fixed charges, including annuity benefits as a fixed charge, was 1.37 for the year ended December 31, 2002. Excluding annuity benefits, this ratio was 2.42 for 2002. Although not required to be disclosed, the ratio excluding interest on annuities is presented because interest credited to annuity policyholder accounts is not always considered a borrowing cost for an insurance company.

The National Association of Insurance Commissioners' model law for risk based capital ("RBC") applies to both life and property and casualty companies. RBC formulas determine the amount of capital that an insurance company needs to ensure that it has an acceptable expectation of not becoming financially impaired. At December 31, 2002, the capital ratios of all AFG insurance companies substantially exceeded the RBC requirements (the lowest capital ratio of any AFG subsidiary was 2.3 times its authorized control level RBC; weighted average of all AFG subsidiaries was 5.0 times).

Sources of Funds

AFG, AFC and American Premier are organized as holding companies with almost all of their operations being conducted by subsidiaries. These parent corporations, however, have continuing cash needs for administrative expenses, the payment of principal and interest on borrowings, shareholder dividends, and taxes. Funds to meet these obligations come primarily from dividend and tax payments from their subsidiaries.

Management believes these parent holding companies have sufficient resources to meet their liquidity requirements. If funds generated from operations, including dividends and tax payments from subsidiaries, are insufficient to meet fixed charges in any period, these companies would be required to generate cash through borrowings, sales of securities or other assets, or similar transactions.

The parent holding companies have a reciprocal Master Credit Agreement under which these companies make funds available to each other for general corporate purposes.

In November 2002, AFC replaced its $300 million bank credit line with a new bank credit agreement. Currently, AFC may borrow up to $280 million under the new agreement; the line may be expanded to $300 million through the end of 2003. The new line consists of two facilities: a 364-day revolving facility, extendable annually, for one-third of the total line and a three-year revolving facility for the remaining two-thirds. Amounts borrowed bear interest at rates ranging from 1.25% to 2.25% over LIBOR based on AFG's credit rating. This credit agreement provides ample liquidity and can be used to obtain funds for operating subsidiaries or, if necessary, for the parent companies. At December 31, 2002, there was $248 million borrowed under the agreement. At March 14, 2003, there was $95 million borrowed under the line.

In December 2000, AFG issued 8.3 million shares of Common Stock, using the $155 million in net cash proceeds to make capital contributions to its property and casualty operations. All debentures issued by the parent holding companies and GAFRI are rated investment grade by three nationally recognized rating agencies. Under a currently effective shelf registration statement, AFG can issue up to an aggregate of approximately $340 million in additional Common Stock, debt or trust securities. The shelf registration provides AFG with greater flexibility to access the capital markets from time to time as market and other conditions permit.

For statutory accounting purposes, equity securities of non-affiliates are generally carried at market value. At December 31, 2002, AFG's insurance companies owned publicly traded equity securities with a market value of $297 million. In addition, Great American owns GAFRI common stock with a market value of $603 million and a carrying value of $422 million. Since significant amounts of these are concentrated in a relatively small number of companies, decreases in the market prices could adversely affect the insurance group's capital, potentially impacting the amount of dividends available or necessitating a capital contribution. Conversely, increases in the market prices could have a favorable impact on the group's dividend-paying capability.

Under tax allocation agreements with AFC, its 80%-owned U.S. subsidiaries generally compute tax provisions as if filing separate returns based on book taxable income computed in accordance with generally accepted accounting principles. The resulting provision (or credit) is currently payable to (or receivable from) AFC.

Investments

Approximately two-thirds of AFG's consolidated assets are invested in marketable securities. AFG's investment portfolio at December 31, 2002, contained $12 billion in "Fixed maturities" and $300 million in "Other stocks", all carried at market value with unrealized gains and losses reported as a separate component of shareholders' equity on an after-tax basis. At December 31, 2002, AFG had pretax net unrealized gains of $457.2 million on fixed maturities and $125.8 million on other stocks. AFG attempts to optimize investment income while building the value of its portfolio, placing emphasis upon long-term performance. AFG's goal is to maximize return on an ongoing basis rather than focusing on short-term performance.

Fixed income investment funds are generally invested in securities with intermediate-term maturities with an objective of optimizing total return while allowing flexibility to react to changes in market conditions. At December 31, 2002, the average life of AFG's fixed maturities was about six years.

Approximately 93% of the fixed maturities held by AFG were rated "investment grade" (credit rating of AAA to BBB) by nationally recognized rating agencies at December 31, 2002. Investment grade securities generally bear lower yields and lower degrees of risk than those that are unrated or noninvestment grade. Management believes that the high quality investment portfolio should generate a stable and predictable investment return.

Investments in mortgage backed securities ("MBSs") represented approximately one-fourth of AFG's fixed maturities at December 31, 2002. MBSs are subject to significant prepayment risk due to the fact that, in periods of declining interest rates, mortgages may be repaid more rapidly than scheduled as borrowers refinance higher rate mortgages to take advantage of lower rates. Due to the significant decline in the general level of interest rates in 2002, AFG has experienced an increase in the level of prepayments on its MBSs; these prepayments have not been reinvested at interest rates comparable to the rates earned on the prepaid MBSs. Substantially all of AFG's MBSs are investment grade quality, with over 95% rated "AAA" at December 31, 2002.

Summarized information for the unrealized gains and losses recorded in AFG's balance sheet at December 31, 2002, is shown in the following table (dollars in millions). Approximately $170 million of "Fixed maturities" and $21 million of "Other stocks" had no unrealized gains or losses at December 31, 2002.

	Securities With Unrealized Gains	Securities With Unrealized Losses
Fixed Maturities		
Market value of securities	$10,458	$1,379
Amortized cost of securities	$ 9,868	$1,512
Gross unrealized gain (loss)	$ 590	($ 133)
Market value as % of amortized cost	106%	91%
Number of security positions	1,725	328
Number individually exceeding $2 million gain or loss	23	18
Concentration of gains (losses) by type or industry (exceeding 5% of unrealized):		
Mortgage-backed securities	$ 134.6	($ 9.1)
Banks and savings institutions	55.2	(1.3)
U.S. government and government agencies	49.5	(1.1)
State and municipal	36.4	(5.6)
Electric services	31.6	(15.2)
Asset-backed securities	14.4	(10.6)
Air transportation (generally collateralized)	5.3	(47.7)
Percentage rated investment grade	97%	65%
Other Stocks		
Market value of securities	$ 261	$ 18
Cost of securities	$ 130	$ 23
Gross unrealized gain (loss)	$ 131	($ 5)
Market value as % of cost	201%	78%
Number individually exceeding $2 million gain or loss	3	1

AFG's investment in equity securities of Provident Financial Group, a Cincinnati-based commercial banking and financial services company, represents $117 million of the $131 million in unrealized gains on other stocks at December 31, 2002. At March 14, 2003, the unrealized gain on Provident was approximately $86 million.

The table below sets forth the scheduled maturities of fixed maturity securities at December 31, 2002, based on their market values. Asset backed securities and other securities with sinking funds are reported at average maturity. Actual maturities may differ from contractual maturities because certain securities may be called or prepaid by the issuers.

Maturity	Securities With Unrealized Gains	Securities With Unrealized Losses
One year or less	6%	5%
After one year through five years	22	27
After five years through ten years	33	39
After ten years	10	17
	71	88
Mortgage-backed securities	29	12
	100%	100%

AFG realized aggregate losses of $11.1 million during 2002 on $72.9 million in sales of fixed maturity securities (14 issues; 12 issuers) that had individual unrealized losses greater than $500,000 at December 31, 2001. Market values of eleven of the securities increased an aggregate of $8 million from year-end 2001 to date of sale. The market value of one of the securities did not change from year-end 2001 to the date of sale. One of the securities was a Conseco bond that decreased in value by $5 million from year-end 2001 to the date of sale due to the continued decline in Conseco's financial condition. The market value of the remaining security decreased $920,000 from year-end 2001 to the sale date.

Although AFG had the ability to continue holding these investments, its intent to hold them changed due primarily to deterioration in the issuers' creditworthiness, decisions to lessen exposure to a particular credit or industry, or to modify asset allocation within the portfolio.

The table below (dollars in millions) summarizes the length of time securities have been in an unrealized gain or loss position at December 31, 2002.

	Aggregate Market Value	Aggregate Unrealized Gain (Loss)	Market Value as % of Cost Basis
Fixed Maturities			
Securities with unrealized gains:			
Exceeding $500,000 at 12/31/02 and for:			
Less than one year (354 issues)	$ 4,561	$327	108%
More than one year (64 issues)	762	83	112
Less than $500,000 at 12/31/02 (1,307 issues)	5,135	180	104
	$10,458	$590	106%
Securities with unrealized losses:			
Exceeding $500,000 at 12/31/02 and for:			
Less than one year (50 issues)	$ 379	($ 75)	84%
More than one year (17 issues)	118	(35)	77
Less than $500,000 at 12/31/02 (261 issues)	882	(23)	98
	$ 1,379	($133)	91%
Other Stocks			
Securities with unrealized gains:			
Exceeding $500,000 at 12/31/02 and for:			
Less than one year (5 issues)	$ 27	$ 7	135%
More than one year (4 issues)	207	121	241
Less than $500,000 at 12/31/02 (66 issues)	27	3	113
	$ 261	$131	201%
Securities with unrealized losses:			
Exceeding $500,000 at 12/31/02 and for:			
Less than one year (1 issue)	$ 2	($ 1)	67%
More than one year (none)	—	—	—
Less than $500,000 at 12/31/02 (75 issues)	16	(4)	80
	$ 18	($ 5)	78%

When a decline in the value of a specific investment is considered to be "other than temporary," a provision for impairment is charged to earnings (accounted for as a realized loss) and the cost basis of that investment is reduced. The determination of whether unrealized losses are "other than temporary" requires judgment based on subjective as well as objective factors. Factors considered and resources used by management include:

a) whether the unrealized loss is credit-driven or a result of changes in market interest rates,
b) the extent to which market value is less than cost basis,
c) historical operating, balance sheet and cash flow data contained in issuer SEC filings,
d) issuer news releases,

e) near-term prospects for improvement in the issuer and/or its industry,
f) industry research and communications with industry specialists,
g) third party research and credit rating reports,
h) internally generated financial models and forecasts,
i) discussions with issuer management, and
j) ability and intent to hold the investment for a period of time sufficient to allow for any anticipated recovery in market value.

Based on its analysis of the factors enumerated above, management believes (i) AFG will recover its cost basis in the securities with unrealized losses and (ii) that AFG has the ability and intent to hold the securities until they mature or recover in value. Should either of these beliefs change with regard to a particular security, a charge for impairment would likely be required. While it is not possible to accurately predict if or when a specific security will become impaired, charges for other than temporary impairment could be material to results of operations in a future period. Management believes it is not likely that future impairment charges will have a significant effect on AFG's liquidity.

Net realized gains (losses) on securities sold and charges for "other than temporary" impairment on securities held were as follows (in millions):

	Net Realized Gains (Losses) on Sales	Charges for Impairment	Other(a)	Total
2002	$112.7	($179.4)	($12.4)	($79.1)
2001	89.8	(125.5)(b)	11.6	(24.1)
2000	(1.7)	(27.5)	2.6	(26.6)
1999	31.1	(13.0)	2.1	20.2
1998	40.2	(32.2)	(1.7)	6.3

(a) Includes adjustments to carry derivatives at market and to reflect the impact of realized gains and losses on the amortization of deferred policy acquisition costs.
(b) Does not include $16.9 million writedown of certain collateralized debt obligations which was recorded as the cumulative effect of an adoption of an accounting change at April 1, 2001.

Increased impairment charges in recent years reflect a rise in corporate defaults in the marketplace resulting from the weakened economy.

Uncertainties

As more fully explained in the following paragraphs, management believes that the areas posing the greatest risk of material loss are the adequacy of its insurance reserves and American Premier's contingencies arising out of its former operations.

Property and Casualty Insurance Reserves

The liability for unpaid losses and loss adjustment expenses was as follows (in millions):

	December 31,	
	2002	2001
Specialty	$3,712	$3,295
Personal	838	843
Other lines (including asbestos and environmental)	654	640
	$5,204	$4,778

The liabilities for unpaid claims and for expenses of investigation and adjustment of unpaid claims are based upon: (a) the accumulation of case estimates for losses reported prior to the close of the accounting periods on direct business written; (b) estimates received from ceding reinsurers and insurance pools and associations; (c) estimates of unreported losses based on past experience; (d) estimates based on experience of expense for investigating and adjusting claims; and (e) the current state of law and coverage litigation. Using these items as well as historical trends adjusted for changes in underwriting standards, policy provisions, product mix and other factors, company actuaries determine a single or "point" estimate which management utilizes in recording its best estimate of the liabilities. Ranges of loss reserves are not developed by company actuaries.

Estimating the liability for unpaid losses and LAE is inherently judgmental and is influenced by factors which are subject to significant variation. Through the use of analytical reserve development techniques, management utilizes items such as the effect of inflation on medical, hospitalization, material, repair and replacement costs, general economic trends and the legal environment.

Quarterly reviews of unpaid loss and LAE reserves are prepared using standard actuarial techniques. These may include: Case Incurred Development Method; Paid Development Method; Bornhuetter-Ferguson Method; and Incremental Paid LAE to Paid Loss Methods. Generally, data is segmented by major product or coverage within product using countrywide data; however, in some situations data may be reviewed by state for large volume states.

Asbestos and Environmental-related ("A&E") Reserves

Establishing reserves for A&E claims relating to policies and participations in reinsurance treaties and former operations is subject to uncertainties that are significantly greater than those presented by other types of claims. For this group of claims, traditional actuarial techniques that rely on historical loss development trends cannot be used. Case reserves and expense reserves are established by the claims department as specific policies are identified. In addition to the case reserves established for known claims, management establishes additional reserves for claims not yet known or reported and for possible development on known claims. These additional reserves are management's best estimate based on its review of industry trends and other industry information about such claims, with due consideration to individual claim situations like A.P. Green. Estimating ultimate liability for asbestos claims presents a unique and difficult challenge to the insurance industry due to, among other things, inconsistent court decisions, an increase in bankruptcy filings as a result of asbestos-related liabilities, novel theories of coverage, and judicial interpretations that often expand theories of recovery and broaden the scope of coverage. The casualty insurance industry is engaged in extensive litigation over these coverage and liability issues as the volume and severity of claims against asbestos defendants continue to increase.

While management believes that AFG's reserves for A&E claims are a reasonable estimate of ultimate liability for such claims, actual results may vary materially from the amounts currently recorded due to the difficulty in predicting the number of future claims and the impact of recent bankruptcy filings, and unresolved issues such as whether coverage exists, whether policies are subject to aggregate limits on coverage, whether claims are to be allocated among triggered policies and implicated years, and whether claimants who exhibit no signs of illness will be successful in pursuing their claims.

In February 2003, Great American Insurance Company entered into an agreement for the settlement of asbestos related coverage litigation under insurance polices issued during the 1970's and 1980's to Bigelow-Liptak Corporation and related companies, subsequently known as A.P. Green Industries, Inc. ("A.P. Green"). Management believes that this settlement will enhance financial certainty and provides resolution to litigation that represents AFG's largest known asbestos-related claim and the only such claim that management believes to be material.

The settlement is for $123.5 million (Great American has the option to pay in cash or over time with 5.25% interest), all but $30 million of which will be covered by reserves established prior to September 30, 2002, and anticipated reinsurance recoverables for this matter. As a result, AFG recorded a $30 million pretax charge ($19.5 million after tax) in the fourth quarter of 2002. The agreement allows up to 10% of the settlement to be paid in AFG Common Stock.

The settlement is subject to a number of contingencies, including the approval of the bankruptcy court supervising the reorganization of A.P. Green and subsequent confirmation of a plan of reorganization that includes an injunction prohibiting the assertion against Great American of any present or future asbestos personal injury claims under policies issued to A.P. Green and related companies. This process could take a year or more and no assurance can be made that all of these consents and approvals will be obtained; no payments are required until completion of the process. If not obtained, the outcome of this litigation will again be subject to the complexities and uncertainties associated with a Chapter 11 proceeding and asbestos coverage litigation.

The payments, reserve balances and policy count information for asbestos, environmental and other mass torts were as follows (dollars in millions):

	Net Amounts Paid in 2002	Net Reserve Balance 12/31/02	Policyholder Counts (Direct and Assumed)			
			12/31/01	New	Closed	12/31/02
Asbestos	$16.8	$302.3	429	82	39	472
Environmental	9.6	139.4	715	95	152	658
Other Mass Tort	2.3	25.0	109	23	28	104
Total	$28.7	$466.7	1,253	200	219	1,234

Of the open asbestos accounts, approximately 270 are holders of policies written by AFG subsidiaries and approximately 200 represent assumed reinsurance business. The direct policyholders with asbestos claims consist of limited exposures, dominated by small to mid-sized commercial entities that are mostly regional policyholders with few national target defendants. With respect to non-products exposures, there are few accounts with potentially significant exposure, none of which is considered to be material to the Company.

The assumed reinsurance business includes exposures for the periods 1954 to 1983. The asbestos and environmental assumed claims are ceded by various insurance companies under reinsurance treaties. A majority of the individual assumed claims have exposures of less than $100,000 to AFG. Asbestos losses assumed include some of the industry known manufacturers, distributors and installers. Pollution losses include industry known insured names and sites.

Other mass tort losses include Agent Orange, breast implants, DES, Dalkon Shield, lead, silicon and various chemical exposures.

Exposure to Market Risk

Market risk represents the potential economic loss arising from adverse changes in the fair value of financial instruments. AFG's exposures to market risk relate primarily to its investment portfolio and annuity contracts which are exposed to interest rate risk and, to a lesser extent, equity price risk. To a much lesser extent, AFG's long-term debt is also exposed to interest rate risk.

Fixed Maturity Portfolio

The fair value of AFG's fixed maturity portfolio is directly impacted by changes in market interest rates. AFG's fixed maturity portfolio is comprised of substantially all fixed rate investments with primarily intermediate-term maturities. This practice allows flexibility in reacting to fluctuations of interest rates. The portfolios of AFG's insurance operations are managed with an attempt to achieve an adequate risk-adjusted return while maintaining sufficient liquidity to meet policyholder obligations. AFG's life and annuity operations attempt to align the duration of their invested assets to the projected cash flows of policyholder liabilities.

The following table provides information about AFG's fixed maturity investments at December 31, 2002 and 2001, that are sensitive to interest rate risk. The table shows principal cash flows (in millions) and related weighted average interest rates by expected maturity date for each of the five subsequent years and for all years thereafter. Callable bonds and notes are included based on call date or maturity date depending upon which date produces the most conservative yield. Mortgage-backed securities ("MBSs") and sinking fund issues are included based on maturity year adjusted for expected payment patterns. Actual cash flows may differ from those expected.

	December 31, 2002	
	Principal Cash Flows	Rate
2003	$ 1,301	10.09%
2004	848	8.31
2005	1,035	7.05
2006	1,135	6.69
2007	1,158	6.12
Thereafter	5,939	6.13
Total	$11,416	6.88%
Fair Value	$12,007	

	December 31, 2001	
	Principal Cash Flows	Rate
2002	$ 956	8.62%
2003	1,407	7.84
2004	860	8.56
2005	1,082	7.50
2006	1,110	6.89
Thereafter	5,263	7.08
Total	$10,678	7.46%
Fair Value	$10,749	

Equity Price Risk

Equity price risk is the potential economic loss from adverse changes in equity security prices. Although AFG's investment in "Other stocks" is less than 3% of total investments, two-thirds of "Other stocks" is invested in Provident Financial Group which exposes AFG to the risk of price declines in a single position.

Included in "Other stocks" at December 31, 2002 were warrants (valued at $13.8 million) to purchase common stock of various companies. Under Statement of Financial Accounting Standards ("SFAS") No. 133, which was adopted as of October 1, 2000, these warrants are generally considered derivatives and marked to market through current earnings as realized gains and losses.

Annuity Contracts

Substantially all of GAFRI's fixed rate annuity contracts permit GAFRI to change crediting rates (subject to minimum interest rate guarantees of 3% to 4% per annum as determined by applicable law) enabling management to react to changes in market interest rates and maintain an adequate spread. Nonetheless, due to the sharp drop in interest rates in 2002, GAFRI's spreads have narrowed and will likely continue to narrow through at least 2003. Actuarial assumptions used to estimate DPAC and Annuity Benefits, as well as GAFRI's ability to maintain spread, could be impacted if the current interest rate environment continues for an extended period and causes policyholder behavior to be altered.

Projected payments (in millions) in each of the subsequent five years and for all years thereafter on GAFRI's fixed annuity liabilities at December 31 were as follows.

	First	Second	Third	Fourth	Fifth	Thereafter	Total	Fair Value
2002	$550	$610	$740	$810	$700	$3,044	$6,454	$6,284
2001	750	680	650	630	610	2,512	5,832	5,659

Nearly half of GAFRI's fixed annuity liabilities at December 31, 2002, were two-tier in nature in that policyholders can receive a higher amount if they annuitize rather than surrender their policy, even if the surrender charge period has expired. At December 31, 2002, the average crediting rate on GAFRI's principal fixed annuity products was approximately 4.3% and current stated crediting rates (excluding bonus interest) on GAFRI's active products generally range from 3.0% to 3.6%. GAFRI estimates that its effective weighted-average crediting rate over the next five years will approximate 4.3%. This rate reflects actuarial assumptions as to (i) expected investment spread, (ii) deaths, (iii) annuitizations, (iv) surrenders and (v) renewal premiums. Actual experience and changes in actuarial assumptions may result in different effective crediting rates than those above.

GAFRI's equity-indexed fixed annuities provide policyholders with a crediting rate tied, in part, to the performance of an existing stock market index. GAFRI attempts to mitigate the risk in the equity-based component of these products through the purchase of call options on the appropriate index. GAFRI's strategy is designed so that an increase in the liabilities due to an increase in the market index will be substantially offset by unrealized gains on the call options. Under SFAS No. 133, both the equity-based component of the annuities and the related call options are considered derivatives and marked to market through current earnings as annuity benefits. Adjusting these derivatives to market value had a net effect of less than 1% of annuity benefits in 2002 and 2001. In 2002, GAFRI chose to suspend new sales of equity-indexed annuities due primarily to lack of volume.

Debt and Preferred Securities

The following table shows scheduled principal payments (in millions) on fixed-rate long-term debt of AFG and its subsidiaries and related weighted average interest rates for each of the subsequent five years and for all years thereafter.

	December 31, 2002	
	Scheduled Principal Payments	Rate
2003	*	
2004	*	
2005	$ 10.1	9.09%
2006	18.7	6.74
2007	79.9	7.13
Thereafter	429.4	7.14
Total	$539.8	7.16%
Fair Value	$504.2	

(*) Less than $2 million.

	December 31, 2001	
	Scheduled Principal Payments	Rate
2002	$ 4.3	7.02%
2003	*	
2004	*	
2005	10.1	9.07
2006	18.7	6.73
Thereafter	509.3	7.14
Total	$544.1	7.16%
Fair Value	$514.7	

(*) Less than $2 million.

At December 31, 2002 and 2001, respectively, AFG and its subsidiaries had $406 million and $337 million in variable-rate debt maturing primarily in 2003 through 2005. The weighted average interest rate on AFG's variable-rate debt was 2.84% at December 31, 2002 compared to 2.67% at December 31, 2001. There were $242 million of subsidiary trust preferred securities with a weighted average interest rate of 9.09% outstanding at December 31, 2002 and 2001, none of which is scheduled for maturity or mandatory redemption during the next five years.

Results of Operations— Three Years Ended December 31, 2002

General

Results of operations as shown in the accompanying financial statements are prepared in accordance with generally accepted accounting principles. Many investors and analysts focus on "core earnings" of companies, setting aside certain items included in net earnings such as realized gains and losses, the cumulative effect of accounting changes and certain other unusual items. Realized gains and losses are excluded from "core earnings" because they are unpredictable and not necessarily indicative of current operating fundamentals. Other items such as the 2002 asbestos litigation settlement and tax resolution benefits and the 2001 special A&E charge and World Trade Center losses are excluded to assist investors in analyzing their impact on the trend in operating results. Nonetheless, these items are significant components of AFG's overall financial results.

The following table shows AFG's net earnings and diluted earnings per share as stated in the Statement of Operations as well as the after-tax effect of other items included in these GAAP measures that are typically excluded in deriving "core earnings" (in millions, except per share amounts):

	2002	2001	2000
Net earnings (loss)	$84.6	($14.8)	($56.0)
After tax income (expense) items included in net earnings:			
Asbestos litigation settlement	(19.5)	—	—
Tax resolution benefits	31.0	—	—
A&E charge and WTC losses	—	(81.3)	—
Net losses from investee corporations	(9.0)	(16.5)	(91.4)
Realized investment gains (losses)	(44.7)	(12.7)	2.2
Cumulative effect of accounting changes	(40.4)	(10.0)	(9.1)
Diluted per share amounts:			
Net earnings (loss)	$1.22	($ .22)	($ .95)
Asbestos litigation settlement	(.28)	—	—
Tax resolution benefits	.44	—	—
A&E charge and WTC losses	—	(1.19)	—
Net losses from investee corporations	(.13)	(.24)	(1.55)
Realized investment gains (losses)	(.64)	(.19)	.04
Cumulative effect of accounting changes	(.59)	(.15)	(.15)

In addition to the effects of items shown in the table above, net earnings increased in 2002 primarily due to significantly improved underwriting results and income from the sale of real estate, partially offset by reduced earnings in the annuity and life operations. Net earnings for 2001 and 2000 include goodwill amortization expense of $13.7 million ($.20 per share) and $16.4 million ($.28 per share), respectively.

Aside from the asbestos charges and losses from the World Trade Center, underwriting results improved in 2001 but were partially offset by a $15 million charge to increase reserves for environmental costs related to certain former operations.

Property and Casualty Insurance— Underwriting

AFG's property and casualty operations have consisted of two major business groups: Specialty and Personal. See Note O, "Subsequent Events", to the Financial Statements for a discussion of the sale of nearly all of the Personal group.

The Specialty group includes a highly diversified group of business lines. Some of the more significant areas are inland and ocean marine, California workers' compensation, agricultural-related coverages, executive and professional liability, fidelity and surety bonds, collateral protection, and umbrella and excess coverages.

The Personal group sells nonstandard and preferred/standard private passenger auto insurance and, to a lesser extent, homeowners' insurance. Nonstandard automobile insurance covers risks not typically accepted for standard automobile coverage because of the applicant's driving record, type of vehicle, age or other criteria.

To understand the overall profitability of particular lines, the timing of claims payments and the related impact of investment income must be considered. Certain "short-tail" lines of business (primarily property coverages) have quick loss payouts which reduce the time funds are held, thereby limiting investment income earned thereon. On the other hand, "long-tail" lines of business (primarily liability coverages and workers' compensation) have payouts that are either structured over many years or take many years to settle, thereby significantly increasing investment income earned on related premiums received.

Underwriting profitability is measured by the combined ratio which is a sum of the ratios of underwriting losses, loss adjustment expenses, underwriting expenses and policyholder dividends to premiums. When the combined ratio is under 100%, underwriting results are generally considered profitable; when the ratio is over 100%, underwriting results are generally considered unprofitable. The combined ratio does not reflect investment income, other income or federal income taxes.

For certain lines of business and products where the credibility of the range of loss projections is less certain (primarily many of the various specialty businesses listed above), management believes that it is prudent and appropriate to use conservative assumptions until such time as the data, experience and projections have more credibility, as evidenced by data volume, consistency and maturity of the data. While this practice mitigates the risk of adverse development on this business, it does not eliminate it.

While AFG desires and seeks to earn an underwriting profit on all of its business, it is not always possible to do so. As a result, AFG attempts to expand in the most profitable areas and control growth or even reduce its involvement in the least profitable ones.

Since mid-2000, AFG has been actively realigning its mix of business and resetting its rate structure with a goal of achieving underwriting profits, even if it entails sacrificing volume. Management believes these efforts have been successful and expects further improvement in underwriting profitability in 2003 resulting from these strategic actions.

AFG's combined ratio has been better than the industry average for sixteen of the last seventeen years and excluding AFG's special A&E charges, for all seventeen years. AFG's insurance operations have performed better than the industry by focusing on growth opportunities in the more profitable areas of its specialty and nonstandard auto businesses.

Net written premiums and combined ratios for AFG's property and casualty insurance subsidiaries were as follows (dollars in millions):

	2002	2001	2000
Gross Written Premiums (GAAP)			
Specialty	$2,713	$2,236	$1,889
Personal	1,221	1,284	1,339
Other Lines	1	—	3
	$3,935	$3,520	$3,231
Net Written Premiums (GAAP)			
Specialty	$1,577	$1,542	$1,324
Personal	836(a)	1,040(a)	1,311
Other Lines	1	—	3
	$2,414	$2,582	$2,638
Combined Ratios (GAAP)			
Specialty	98.4%	101.7%(b)	107.9%
Personal	99.8	107.9	108.6
Aggregate (including discontinued lines)	101.1%(c)	108.8%(c)	108.0%

(a) Reflects the ceding of $375 million and $220 million in premiums in 2002 and 2001, respectively under a reinsurance agreement (effective April 1, 2001).
(b) Includes 1.8% for 2001 relating to the attack on the World Trade Center.
(c) Includes 1.2% for 2002 relating to the A.P. Green asbestos litigation charge and 4.8% for 2001 relating to the A&E charge and the attack on the World Trade Center.

As shown in Note M under "Insurance Reserves," AFG's property and casualty operations recorded loss development of $171 million in 2002 and $163 million in 2001 related to prior accident years. Major areas of adverse development were as follows (in millions):

	2002	2001
Asbestos	$ 49	$108
Executive liability	26	26
Other liability	21	*
Personal lines	15	*
Other discontinued specialty businesses	41	32
Other	19	(3)
	$171	$163

(*) Amounts are immaterial and included in Other

"Asbestos" development was due primarily to charges for settlement of litigation (2002) and the special $100 million A&E charge (2001), both of which are discussed below. See *"Uncertainties – Asbestos and Environmental-related Reserves"* for additional information about these claims.

"Executive liability" development resulted primarily from claim severity on policy coverages for 1999 and 2000. Both settlement costs and defense costs related to shareholder lawsuits have increased beyond estimates.

"Other liability" development was the result of an unexpected shift of the judicial climate in some previously relatively conservative states. Verdicts, judgments, and settlements have increased and reserves were adjusted accordingly.

In the "Personal lines," personal injury and uninsured motorist claims have experienced increased severity. During 2002, claims remained open longer and settlement amounts have been higher than in previous years.

Development in the "Other discontinued specialty businesses" related primarily to excess casualty and homebuilders' product liability. During 2002, both experienced higher frequency of claims, primarily related to the 1999 and 2000 accident years for the excess casualty line, and 1993 through 2001 for the homebuilders' liability. Development in 2001, and to a lesser extent in 2002, was affected by increased severity in excess casualty resulting from a rigorous claims review of case reserves established by former management.

"Other" development represents an aggregation of all other lines. While both increases and decreases occurred in these individual lines, none experienced development greater than the smallest listed in the table above. Aggregate adverse development in the "Other" lines was approximately $44 million in 2002, and $25 million in 2001. Aggregate positive development was $25 million in 2002 and $28 million in 2001.

Asbestos Litigation Settlement Charge

As more fully discussed under *"Uncertainties – Asbestos and Environmental-related Reserves,"* AFG recorded a fourth quarter 2002 pretax charge of $30 million related to the settlement of asbestos-related coverage litigation.

2001 Special A&E Charge

During the third quarter of 2001, AFG recorded an A&E charge of $100 million after experiencing an increase in the number and severity of asbestos claims and observing the developments of adverse trends in the property and casualty insurance industry concerning asbestos losses. This charge, accompanied by a transfer of $36 million from excess reserves for other environmental claims, resulted in an increase of $136 million in asbestos reserves. For a discussion of uncertainties relative to asbestos and environmental claims, see *"Uncertainties – Asbestos and Environmental-related Reserves."*

Specialty

The Specialty group's gross written premiums increased 21% in 2002 compared to 2001, reflecting the effect of rate increases and the volume growth in certain businesses, partially offset by planned reductions in less profitable lines of business. Specialty rate increases averaged about 27% during 2002 and are targeted to be 25% or more going into 2003. Net written premiums increased 2% in 2002 compared to 2001. Strong growth in gross written premiums was offset by the impact of expanding the Personal group automobile physical damage reinsurance agreement discussed below to include several Specialty business lines as well as increased reinsurance coverage in certain other lines.

Excluding the effect of the attack on the World Trade Center, the Specialty group's combined ratio improved 1.5 points for 2002. The improvement reflects strategic changes in the mix of specialty businesses and the impact of rate increases, partially offset by the effects of prior year loss development.

The Specialty group's increase in gross and net written premiums in 2001 reflects the impact of rate increases implemented in 2000 and 2001 and the realization of growth opportunities in certain commercial markets, partially offset by the decision to discontinue certain lines of business that were not achieving adequate returns. Specialty rate increases averaged over 20% in 2001. The improvement in the combined ratio compared to 2000 reflects the impact of rate increases and unusually strong results in several businesses. Due primarily to adverse development in prior year losses, AFG recorded a $35 million pretax charge in 2000 to strengthen loss reserves in its California workers' compensation business (a combined ratio effect of 2.9 points). Excluding the effect of the attack on the World Trade Center, the Specialty group reported an underwriting profit with a combined ratio of 99.9% for 2001.

Personal

The Personal group's gross written premiums for 2002 decreased about 5% compared to 2001 due primarily to intentional reductions in new business volume in certain non-core markets and through the direct channel, partially offset by the effect of continuing rate increases and volume growth in target markets. Rate increases implemented in 2002 were approximately 10%.

Since April 2001, AFG has reinsured 90% of the automobile physical damage business written by certain of its insurance subsidiaries. In September 2002, AFG's use of the existing agreement was expanded to include physical damage business written through the agency channel of Great American Insurance pool companies. This agreement enables AFG to reallocate some of its capital to the more profitable specialty operations. The decline in net written premiums in 2001 and 2002 reflects the impact of this reinsurance agreement.

Due primarily to rate increases and a $12.6 million reduction in marketing and media cost of the direct business, the Personal group's combined ratio improved by 8.1 points compared to 2001. More than 80% of the Personal group's business is written by the insurance operations included in the recent public offering of Infinity Property and Casualty Corporation. Business written through these operations achieved an underwriting profit with a combined ratio of 96.1% for 2002.

The Personal group's gross written premiums declined about 4% in 2001 compared to 2000 as lower business volume was partially offset by the impact of significant rate increases in 2000 and 2001. The group implemented rate increases of about 14% in 2001. As a result of rate increases in 2001 and 2000, the combined ratio improved to 107.9% for 2001.

Life, Accident and Health Premiums and Benefits

Life, accident and health premiums and benefits increased in 2002 due primarily to the acquisition of Manhattan National Life ("MNL") in June 2002 and increased in 2001 due primarily to the acquisition of a block of supplemental health insurance business in November 2000. In addition to these acquisitions, life, accident and health benefits for 2002 reflect the effects of adverse mortality in GAFRI's life insurance operations.

Investment Income

Changes in investment income reflect fluctuations in market rates and changes in average invested assets. Investment income increased in 2002 and 2001 due primarily to higher average investment in fixed maturity securities, partially offset by lower average yields on those investments.

Gains (Losses) on Securities

Realized gains (losses) on sales of securities include provisions for other than temporary impairment of securities still held of $179.4 million in 2002, $125.5 million in 2001 and $27.5 million in 2000. The provision for 2001 includes $8 million for the writedown of AFG's investment in Chiquita from $1.00 per share to $.67 per share.

Realized gains (losses) on securities include losses of $11.9 million in 2002, and gains of $5.2 million in 2001 and $1.5 million in the fourth quarter of 2000 to adjust the carrying value of AFG's investment in warrants to market value under SFAS No. 133.

Gains on Sales of Subsidiaries

See Note O, to the financial statements for a discussion of the anticipated loss in connection with the 2003 public offering of Infinity.

In 2002, AFG recognized a $10.8 million pretax loss on the disposal of its New Jersey private passenger auto business.

In 2001, AFG recognized a $7.1 million pretax gain on the sale of a small insurance subsidiary. In connection with the sale of the Japanese division in 2001, AFG recognized a $6.9 million pretax loss and deferred a gain of approximately $21 million on ceded insurance which is being recognized over the estimated settlement period (weighted average of 4 years) of the ceded claims.

In 2000, AFG recognized (i) a $25 million pretax gain representing an earn-out related to the 1998 sale of its Commercial lines division, (ii) a $10.3 million pretax loss on the sale of Stonewall Insurance Company and (iii) a $10.7 million estimated pretax loss related to the agreement to sell its Japanese division (completed in 2001).

Gain on Sale of Other Investments

In September 2002, AFG realized a $9.3 million pretax gain on the sale of its minority ownership in a residential homebuilding company.

In September 2000, GAFRI realized a $27.2 million pretax gain on the sale of its minority ownership in a company engaged in the production of ethanol. GAFRI's investment was repurchased by the ethanol company which, following the purchase, became wholly-owned by AFG's Chairman.

Real Estate Operations

AFG's subsidiaries are engaged in a variety of real estate operations including hotels, apartments, office buildings and recreational facilities; they also own several parcels of land. Revenues and expenses of these operations, including gains and losses on disposal, are included in AFG's statement of operations as shown below (in millions).

	2002	2001	2000
Other income	$115.0	$102.6	$95.9
Other operating and general expenses	71.7	64.9	65.6
Interest charges on borrowed money	2.6	2.3	2.6
Minority interest expense, net	1.1	3.7	1.5

Other income includes net pretax gains on the sale of real estate assets of $31.0 million in 2002, $27.2 million in 2001 and $12.4 million in 2000.

Other Income

2002 compared to 2001 Other income increased $39.4 million (18%) in 2002 due primarily to higher income from real estate operations (including the effect of property sales and a hotel acquired in May 2002), increased fees earned by the Specialty group's new warranty business and higher fee income in certain other specialty insurance operations.

2001 compared to 2000 Other income declined in 2001 compared to 2000 due primarily to the absence of income from the sale of lease rights, lease residuals and other operating assets.

Annuity Benefits

For GAAP financial reporting purposes, annuity receipts are accounted for as interest-bearing deposits ("annuity benefits accumulated") rather than as revenues. Under these contracts, policyholders' funds are credited with interest on a tax-deferred basis until withdrawn by the policyholder. Annuity benefits reflect amounts accrued on annuity policyholders' funds accumulated. The rate at which GAFRI credits interest on most of its annuity policyholders' funds is subject to change based on management's judgment of market conditions. Historically, management has been able to react to changes in market interest rates and maintain a desired interest rate spread. The recent interest rate environment has resulted in spread compression which could continue at least through 2003. In 2000, annuity benefits also includes a second quarter charge of $14.2 million related to the settlement of a policyholder class action lawsuit.

On its deferred annuities (annuities in the accumulation phase), GAFRI generally credits interest to policyholders' accounts at their current stated "surrender" interest rates. Furthermore, for "two-tier" deferred annuities (annuities under which a higher interest amount can be earned if a policy is annuitized rather than surrendered), GAFRI accrues an additional liability to provide for expected deaths and annuitizations. Changes in crediting rates, actual surrender, death and annuitization experience or modifications in actuarial assumptions can affect this accrual. In 2002, this accrual was reduced by approximately $2 million due to decreases in crediting rates on certain fixed annuity products, partially offset by a modification in projected investment yields. Significant changes in projected investment yields could result in additional benefits or charges to earnings.

Annuity and Life Acquisition Expenses

Annuity and life acquisition expenses include amortization of annuity and life, accident and health deferred policy acquisition costs ("DPAC") as well as a portion of commissions on sales of insurance products. Annuity and life acquisition expenses also include amortization of the present value of future profits of businesses acquired.

2002 compared to 2001 The increase in annuity and life acquisition expenses in 2002 compared to 2001 reflects (i) a writeoff of DPAC; (ii) the amortization costs associated with GAFRI's purchase of MNL in June 2002 and (iii) higher commission expense due to GAFRI's growth in premiums. Included in 2002 and 2001 were DPAC writeoffs related to variable annuities of $13.5 million and $3.0 million, respectively, resulting from the actual performance of the equity markets and a reduction of assumed future returns. Poor performance in the equity markets could lead to additional DPAC writeoffs or a charge to earnings in order to accrue for guaranteed minimum death benefits included in the variable products. (See *"Proposed Accounting Standard"*). Included in 2002 is a DPAC writeoff of $4 million related primarily to adverse mortality in GAFRI's life operations. Partially offsetting the DPAC writeoffs in 2002 was a reduction of approximately $7 million in DPAC amortization on fixed annuities relating to decreases in crediting rates on certain fixed annuity products. Continued adverse mortality could lead to additional DPAC writeoffs. Significant changes in projected investment yields could result in additional benefits or charges to earnings.

2001 compared to 2000 The increase in annuity and life acquisition expenses resulted primarily from (i) increased lapses and increased sales of traditional life insurance and (ii) the effect of the equity markets on variable annuity DPAC.

Interest on Borrowed Money

Changes in interest expense result from fluctuations in market rates as well as changes in borrowings. AFG has generally financed its borrowings on a long-term basis which has resulted in higher current costs.

2002 compared to 2001 Interest expense was virtually unchanged in 2002 as lower average rates on AFG's variable rate debt were substantially offset by higher average indebtedness and higher average payable to reinsurers balances.

2001 compared to 2000 Interest expense decreased in 2001 as lower average interest rates on AFG's variable rate debt and lower average subsidiary indebtedness more than offset higher average borrowings under the AFC bank line.

Other Operating and General Expenses

2002 compared to 2001 Other operating and general expenses for 2001 include goodwill amortization of $13.7 million. Under SFAS No. 142, which was implemented January 1, 2002, goodwill is no longer amortized. Excluding 2001 goodwill amortization, other operating and general expenses increased $36.6 million (10%) in 2002. Expenses of the Specialty group's new warranty business, higher expenses in real estate operations (due primarily to the acquisition of a new hotel in May 2002) and higher expenses related to growth in certain other Specialty operations were partially offset by lower charges for environmental reserves related to former operations and lower IT-related expenses.

2001 compared to 2000 Excluding the 2000 litigation charges discussed below, other operating and general expenses increased $13.2 million (3%) due primarily to a $14.8 million increase in environmental reserves related to former operations.

Other operating and general expenses for 2000 include second quarter charges of $18.3 million related to an agreement to settle a lawsuit against a GAFRI subsidiary and $8.8 million for an adverse California Supreme Court ruling against an AFG property and casualty subsidiary.

Income Taxes

The 2002 provision for income taxes includes $31 million in tax benefits for the reduction of previously accrued amounts due to the resolution of certain tax matters. See Note I to the Financial Statements for an analysis of items affecting AFG's effective tax rate.


AMERICAN
FINANCIAL
GROUP, INC.

Investee Corporations

Start-up Manufacturing Businesses

AFG's pretax operating earnings for 2000 include losses of $6.7 million from two start-up manufacturing businesses acquired in 2000 from their former owners. AFG sold the equity interests in these businesses in the fourth quarter of 2000 for a nominal cash consideration plus warrants to repurchase a significant ownership interest. Due to the absence of significant financial investment by the buyers relative to the amount of loans ($61.5 million at December 31, 2000) owed to AFG subsidiaries, AFG retained the financial risk in these businesses and continued accounting for their operations under the equity method as investees.

Beginning in the fourth quarter of 2000, AFG's equity in the results of operations of these businesses is included in investee earnings. In 2002, 2001 and 2000, equity in net losses of investee corporations includes $9.0 million, $16.6 million and $4.1 million, respectively, in losses of these businesses.

Investee losses in 2001 include litigation judgments of $4.7 million against one of these companies. In December 2002, this company sold its fixed assets, ceased operations and transferred approximately $30 million in cash and other assets to AFG. The amount transferred approximated AFG's carrying value of loans to this business. Amounts included in equity in net losses of investee corporations for this business were $5.4 million in 2002, $13.7 million in 2001 and $3.1 million in 2000.

Chiquita

Equity in net losses of investee corporations for 2000 includes AFG's proportionate share of the results of Chiquita Brands International. Chiquita reported net losses attributable to common shareholders of $112 million in 2000.

Equity in net losses of investees for 2000 includes a $95.7 million pretax charge to writedown AFG's investment in Chiquita to a market value of approximately $1 per share. In 2001, AFG suspended accounting for Chiquita under the equity method due to Chiquita's pending restructuring. In March 2002, Chiquita completed its reorganization under Chapter 11 of the U.S. Bankruptcy Code. As a result of the restructuring, AFG's ownership percentage of Chiquita was reduced to less than one-half of 1%.

Cumulative Effect of Accounting Changes

Effective January 1, 2002, AFG implemented Statement of Financial Accounting Standards ("SFAS") No. 142, "Goodwill and Other Intangible Assets", under which goodwill is no longer amortized, but is subject to an impairment test at least annually. The initial impairment testing resulted in a charge of $40.4 million (net of minority interest and taxes) for the cumulative effect of a change in accounting principle.

In 2001, the cumulative effect of accounting change represents the implementation of a new accounting standard (EITF 99-20) which resulted in a writedown of $10.0 million (net of minority interest and taxes) of the carrying value of certain collateralized debt obligations as of April 1, 2001.

In October 2000, AFG implemented Statement of Financial Accounting Standards No. 133, "Accounting for Derivative Instruments and Hedging Activities", which requires all derivatives to be recognized in the balance sheet at fair value and that the initial effect of recognizing derivatives at fair value be reported as a cumulative effect of a change in accounting principle. Accordingly, AFG recorded a charge of $9.1 million (net of minority interest and taxes) to record its derivatives at fair value at the beginning of the fourth quarter of 2000.

Recent Accounting Standards

The following accounting standards have been or may be implemented by AFG. The implementation of these standards is discussed under various subheadings of Note A to the Financial Statements; effects of each are shown in the relevant Notes.

Accounting Standard	Subject of Standard (Year Implemented)	Reference
SFAS #133	Derivatives (2000)	"Derivatives"
EITF 99-20	Asset-backed Securities (2001)	"Investments"
SFAS #141	Business Combinations (2001)	"Business Combinations"
SFAS #142	Goodwill and Other Intangibles (2002)	"Goodwill"
SFAS #148	Stock-based Compensation (2002)	"Stock-based Compensation"

Other standards issued in recent years did not apply to AFG or had only negligible effects on AFG.

In January 2003, the Financial Accounting Standards Board issued Interpretation No.46, Consolidation of Variable Interest Entities ("FIN 46"). This interpretation will require companies to consolidate entities without sufficient equity based on ownership of expected gains and losses. FIN 46 is effective immediately to variable interest entities acquired after January 31, 2003. For entities acquired before that date, the guidance becomes effective for periods beginning after June 15, 2003.

AFG is currently assessing the application of FIN 46 as it relates to its investments in two collateralized debt obligations ("CDOs"), for which AFG also acts as investment manager. Under the CDOs, securities were issued in various senior and subordinate classes and the proceeds were invested primarily in bank loans, and to a lesser extent, high yield bonds, all of which serve as collateral for the securities issued by the CDOs. None of the collateral was purchased from AFG. The market value of the collateral at December 31, 2002 was approximately $800 million.

AFG's investments in the two CDOs are subordinate to the senior classes (approximately 92% of the total securities) issued by the CDOs. To the extent there are defaults and unrecoverable losses on the underlying collateral resulting in reduced cash flows, AFG's class would bear losses first. Holders of the CDO debt securities have no recourse against AFG for the liabilities of the CDOs; accordingly, AFG's exposure to loss on these investments is limited to its investment. AFG's investments in the CDOs are carried at estimated market value of $13.7 million at December 31, 2002 and are included in fixed maturities in AFG's balance sheet.

Proposed Accounting Standard

GAFRI's variable annuity contracts contain a guaranteed minimum death benefit ("GMDB") (which may exceed the value of the policyholder's account) to be paid if the annuityholder dies before the annuity payout period commences. At December 31, 2002, the aggregate GMDB values (assuming every policyholder died on that date) exceeded the market value of the underlying variable annuities by $233 million. Industry practice varies, but GAFRI does not establish GAAP reserves for this mortality risk. If a proposed accounting standard becomes effective, GAFRI would be required to record a liability for the present value of expected GMDB payments. Initial recognition of a GAAP liability (estimated to be less than 4% of the difference between the underlying market value of the variable annuities and GMDB value) would be accounted for as the cumulative effect of a change in accounting principles. Death benefits paid in excess of the variable annuity account balances were $1.1 million in 2002.

Report of Management

The financial information presented in this Annual Report has been prepared by American Financial Group, Inc. and is the responsibility of its management who believes that the financial statements and related notes have been prepared in accordance with generally accepted accounting principles.

The accounting systems and internal controls of the Company have been designed to provide reasonable assurance that the financial records are reliable for preparation of financial statements and that assets are safeguarded against losses from unauthorized use or disposition. These systems and controls are monitored on an ongoing basis.

The Company engages an independent accounting firm to audit its financial statements and express an opinion thereon. The independent auditors have full and free access to all Company records and personnel in conducting their audits. These audits include tests and other procedures as they consider necessary.

Additionally, the Board of Directors, primarily through the Audit Committee, reviews the Company's accounting policies and controls. The independent auditors have full and free access to meet with the Audit Committee, with or without members of management present, to discuss their audit work and any other matters they believe should be brought to the attention of the Committee.

Report of Independent Auditors

Board of Directors
American Financial Group, Inc.

We have audited the accompanying consolidated balance sheet of American Financial Group, Inc. and subsidiaries as of December 31, 2002 and 2001, and the related consolidated statements of operations, changes in shareholders' equity and cash flows for each of the three years in the period ended December 31, 2002. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of American Financial Group, Inc. and subsidiaries at December 31, 2002 and 2001, and the consolidated results of their operations and their cash flows for each of the three years in the period ended December 31, 2002, in conformity with accounting principles generally accepted in the United States.

As discussed in Notes A and E to the consolidated financial statements, in 2002, the Company implemented Statement of Financial Accounting Standards No. 142, which required a change in the method of accounting for goodwill.

Ernst & Young LLP

Cincinnati, Ohio
February 19, 2003

Consolidated Balance Sheet *(dollars in thousands)*

December 31,	2002	2001
Assets		
Cash and short-term investments	$ 871,103	$ 544,173
Investments:		
Fixed maturities—at market (amortized cost—$11,549,710 and $10,593,305)	12,006,910	10,748,605
Other stocks—at market (cost—$174,645 and $187,810)	300,445	313,710
Policy loans	214,852	211,288
Real estate and other investments	257,731	266,545
Total investments	12,779,938	11,540,148
Recoverables from reinsurers and prepaid reinsurance premiums	2,866,780	2,286,509
Agents' balances and premiums receivable	708,327	666,171
Deferred acquisition costs	842,070	818,323
Other receivables	307,008	254,255
Variable annuity assets (separate accounts)	455,142	529,590
Prepaid expenses, deferred charges and other assets	425,775	453,718
Goodwill	248,683	308,794
	$19,504,826	$17,401,681
Liabilities and Capital		
Unpaid losses and loss adjustment expenses	$ 5,203,831	$ 4,777,580
Unearned premiums	1,847,924	1,640,955
Annuity benefits accumulated	6,453,881	5,832,120
Life, accident and health reserves	902,393	638,522
Payable to reinsurers	508,718	296,462
Long-term debt:		
Holding companies	648,410	608,960
Subsidiaries	296,771	270,752
Variable annuity liabilities (separate accounts)	455,142	529,590
Accounts payable, accrued expenses and other liabilities	990,884	853,631
Total liabilities	17,307,954	15,448,572
Minority interest	471,024	454,730
Shareholders' Equity:		
Common Stock, no par value		
—200,000,000 shares authorized		
—69,129,352 and 68,491,610 shares outstanding	69,129	68,492
Capital surplus	923,042	911,074
Retained earnings	409,777	359,513
Unrealized gain on marketable securities, net	323,900	159,300
Total shareholders' equity	1,725,848	1,498,379
	$19,504,826	$17,401,681

See notes to consolidated financial statements.

Consolidated Statement of Operations *(in thousands, except per share data)*

Year Ended December 31,	2002	2001	2000
Income:			
Property and casualty insurance premiums	$2,402,600	$2,593,938	$2,494,892
Life, accident and health premiums	305,647	280,122	230,441
Investment income	862,650	853,673	834,288
Realized gains (losses) on:			
Securities	(79,079)	(24,140)	(26,581)
Subsidiaries	(10,769)	170	4,032
Other investments	9,253	—	27,230
Other income	259,266	219,869	253,025
	3,749,568	3,923,632	3,817,327
Costs and Expenses:			
Property and casualty insurance:			
Losses and loss adjustment expenses	1,814,699	2,080,057	1,961,538
Commissions and other underwriting expenses	614,225	741,396	735,241
Annuity benefits	300,966	294,654	293,171
Life, accident and health benefits	245,271	213,022	175,174
Annuity and life acquisition expenses	114,507	79,297	62,259
Interest charges on borrowed money	60,407	60,744	67,642
Other operating and general expenses	421,474	398,564	412,409
	3,571,549	3,867,734	3,707,434
Operating earnings before income taxes	178,019	55,898	109,893
Provision for income taxes	17,880	10,078	29,041
Net operating earnings	160,139	45,820	80,852
Minority interest expense, net of tax	(26,149)	(34,070)	(35,366)
Equity in net losses of investees, net of tax	(8,990)	(16,550)	(92,449)
Earnings (loss) before cumulative effect of accounting changes	125,000	(4,800)	(46,963)
Cumulative effect of accounting changes	(40,360)	(10,040)	(9,072)
Net Earnings (Loss)	$ 84,640	($ 14,840)	($ 56,035)
Basic earnings (loss) per Common Share:			
Before accounting changes	$1.82	($.07)	($.80)
Cumulative effect of accounting changes	(.59)	(.15)	(.15)
Net earnings (loss) available to Common Shares	$1.23	($.22)	($.95)
Diluted earnings (loss) per Common Share:			
Before accounting changes	$1.81	($.07)	($.80)
Cumulative effect of accounting changes	(.59)	(.15)	(.15)
Net earnings (loss) available to Common Shares	$1.22	($.22)	($.95)
Average number of Common Shares:			
Basic	68,800	67,928	58,905
Diluted	69,203	68,368	59,074
Cash dividends per Common Share	$ .50	$1.00	$1.00

See notes to consolidated financial statements.

Consolidated Statement of Changes in Shareholders' Equity *(dollars in thousands)*

	Common Shares	Common Stock and Capital Surplus	Retained Earnings	Unrealized Gain (Loss) on Securities	Total
Balance at December 31, 1999	58,419,952	$800,640	$557,538	($ 18,200)	$1,339,978
Net earnings (loss)	—	—	(56,035)	—	(56,035)
Change in unrealized	—	—	—	158,800	158,800
Comprehensive income					102,765
Dividends on Common Stock	—	—	(58,571)	—	(58,571)
Shares issued:					
Public offering	8,337,500	154,783	—	—	154,783
Exercise of stock options	68,523	1,376	—	—	1,376
Dividend reinvestment plan	285,694	5,731	—	—	5,731
Employee stock purchase plan	70,621	1,694	—	—	1,694
Retirement plan contributions	274,716	6,242	—	—	6,242
Directors fees paid in stock	3,813	96	—	—	96
Shares acquired and retired	(50,728)	(695)	(656)	—	(1,351)
Tax effect of intercompany dividends	—	(6,400)	—	—	(6,400)
Capital transactions of subsidiaries	—	178	—	—	178
Other	—	2,009	—	—	2,009
Balance at December 31, 2000	67,410,091	$965,654	$442,276	$140,600	$1,548,530
Net earnings (loss)	—	$ —	($ 14,840)	$ —	($ 14,840)
Change in unrealized	—	—	—	18,700	18,700
Comprehensive income					3,860
Dividends on Common Stock	—	—	(67,874)	—	(67,874)
Shares issued:					
Exercise of stock options	65,335	1,522	—	—	1,522
Dividend reinvestment plan	85,105	1,806	—	—	1,806
Employee stock purchase plan	53,370	1,365	—	—	1,365
Retirement plan contributions	876,877	20,970	—	—	20,970
Deferred compensation distributions	331	9	—	—	9
Directors fees paid in stock	4,044	96	—	—	96
Shares acquired and retired	(3,543)	(51)	(49)	—	(100)
Tax effect of intercompany dividends	—	(6,400)	—	—	(6,400)
Capital transactions of subsidiaries	—	(4,215)	—	—	(4,215)
Other	—	(1,190)	—	—	(1,190)
Balance at December 31, 2001	68,491,610	$979,566	$359,513	$159,300	$1,498,379
Net earnings	—	$ —	$ 84,640	$ —	$ 84,640
Change in unrealized	—	—	—	164,600	164,600
Comprehensive income					249,240
Dividends on Common Stock	—	—	(34,367)	—	(34,367)
Shares issued:					
Exercise of stock options	28,837	656	—	—	656
Dividend reinvestment plan	298,076	6,616	—	—	6,616
Employee stock purchase plan	45,869	1,143	—	—	1,143
Retirement plan contributions	260,040	6,589	—	—	6,589
Deferred compensation distributions	1,809	45	—	—	45
Directors fees paid in stock	3,904	96	—	—	96
Shares acquired and retired	(793)	(12)	(9)	—	(21)
Tax effect of intercompany dividends	—	(3,200)	—	—	(3,200)
Other	—	672	—	—	672
Balance at December 31, 2002	69,129,352	$992,171	$409,777	$323,900	$1,725,848

See notes to consolidated financial statements.


AMERICAN
FINANCIAL
GROUP, INC.

Consolidated Statement of Cash Flows *(in thousands)*

Year Ended December 31,	2002	2001	2000
Operating Activities:			
Net earnings (loss)	$ 84,640	($ 14,840)	($ 56,035)
Adjustments:			
Cumulative effect of accounting changes	40,360	10,040	9,072
Equity in net losses of investees	8,990	16,550	92,449
Depreciation and amortization	174,990	126,167	100,192
Annuity benefits	300,966	294,654	293,171
Realized (gains) losses on investing activities	49,093	(2,604)	(25,173)
Deferred annuity and life policy acquisition costs	(170,194)	(137,724)	(146,686)
Decrease (increase) in reinsurance and other receivables	(669,776)	(298,995)	74,228
Decrease (increase) in other assets	30,978	(20,682)	(70,305)
Increase in insurance claims and reserves	703,244	546,522	189,587
Increase in payable to reinsurers	212,256	154,384	14,270
Increase (decrease) in other liabilities	39,449	4,558	(43,118)
Increase in minority interest	3,462	15,156	4,957
Other, net	113	28,730	4,856
	808,571	721,916	441,465
Investing Activities:			
Purchases of and additional investments in:			
Fixed maturity investments	(6,199,022)	(3,827,768)	(1,635,578)
Equity securities	(16,583)	(9,071)	(45,800)
Subsidiary	(48,447)	—	—
Real estate, property and equipment	(53,639)	(90,111)	(88,371)
Maturities and redemptions of fixed maturity investments	1,807,482	902,820	689,691
Sales of:			
Fixed maturity investments	3,566,812	2,468,492	810,942
Equity securities	23,669	15,814	84,147
Investees and subsidiaries	—	40,395	30,694
Real estate, property and equipment	22,417	71,002	30,150
Cash and short-term investments of acquired (former) subsidiaries, net	4,684	(134,237)	(132,163)
Decrease (increase) in other investments	27,220	(7,827)	5,637
	(865,407)	(570,491)	(250,651)
Financing Activities:			
Fixed annuity receipts	874,470	616,628	496,742
Annuity surrenders, benefits and withdrawals	(549,919)	(622,474)	(731,856)
Net transfers from (to) variable annuity assets	20,807	(363)	(50,475)
Additional long-term borrowings	224,560	242,613	182,462
Reductions of long-term debt	(159,926)	(143,840)	(141,577)
Issuances of Common Stock	1,608	2,582	157,295
Repurchases of trust preferred securities	—	(75,000)	(2,479)
Cash dividends paid	(27,834)	(66,068)	(52,886)
	383,766	(45,922)	(142,774)
Net Increase in Cash and Short-term Investments	326,930	105,503	48,040
Cash and short-term investments at beginning of period	544,173	438,670	390,630
Cash and short-term investments at end of period	$ 871,103	$544,173	$438,670

See notes to consolidated financial statements.

Notes to Consolidated Financial Statements

A. Accounting Policies

Basis of Presentation

The consolidated financial statements include the accounts of American Financial Group, Inc. ("AFG") and its subsidiaries. Certain reclassifications have been made to prior years to conform to the current year's presentation. All significant intercompany balances and transactions have been eliminated. All acquisitions have been treated as purchases. The results of operations of companies since their formation or acquisition are included in the consolidated financial statements.

The preparation of the financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Changes in circumstances could cause actual results to differ materially from those estimates.

Investments

All fixed maturity securities are considered "available for sale" and reported at fair value with unrealized gains and losses reported as a separate component of shareholders' equity. Short-term investments are carried at cost; loans receivable are carried primarily at the aggregate unpaid balance. Premiums and discounts on mortgage-backed securities are amortized over a period based on estimated future principal payments, including prepayments. Prepayment assumptions are reviewed periodically and adjusted to reflect actual prepayments and changes in expectations. The most significant determinants of prepayments are the difference between interest rates on the underlying mortgages and current mortgage loan rates and the structure of the security. Other factors affecting prepayments include the size, type and age of underlying mortgages, the geographic location of the mortgaged properties and the credit worthiness of the borrowers. Variations from anticipated prepayments will affect the life and yield of these securities.

Gains or losses on securities are determined on the specific identification basis. When a decline in the value of a specific investment is considered to be other than temporary, a provision for impairment is charged to earnings and the cost basis of that investment is reduced.

Emerging Issues Task Force Issue No. 99-20 established a new standard for recognizing interest income and impairment on certain asset-backed investments. Interest income on these investments is recorded at a yield based on projected cash flows. The yield is adjusted prospectively to reflect actual cash flows and changes in projected amounts. Impairment losses on these investments must be recognized when (i) the fair value of the security is less than its cost basis and (ii) there has been an adverse change in the expected cash flows. The new standard became effective on April 1, 2001. Impairment losses at initial application of this rule were recognized as the cumulative effect of an accounting change. Subsequent impairments are recognized as a component of net realized gains and losses.

Investment in Investee Corporations

Investments in securities of 20%- to 50%-owned companies are generally carried at cost, adjusted for AFG's proportionate share of their undistributed earnings or losses.

Due to Chiquita's announced intention to pursue a plan to restructure its public debt, AFG wrote down its investment in Chiquita common stock to market value at December 31, 2000. In 2001, AFG suspended accounting for the investment under the equity method due to the expected restructuring, and reclassified the investment to "Other stocks." In a 2002 reorganization of Chiquita, AFG's ownership was reduced to less than one-half of 1%.

Goodwill

Goodwill represents the excess of cost of subsidiaries over AFG's equity in their underlying net assets. Through December 31, 2001, goodwill was being amortized over periods of 20 to 40 years. Effective January 1, 2002, AFG implemented Statement of Financial Accounting Standards ("SFAS") No. 142, under which goodwill is no longer amortized but is subject to an impairment test at least annually. As required under SFAS No. 142, AFG completed the transitional test for goodwill impairment (as of January 1, 2002) in the fourth quarter of 2002. The resulting write-down was reported by restating first quarter 2002 results for the cumulative effect of a change in accounting principle.

Insurance

As discussed under "Reinsurance" below, unpaid losses and loss adjustment expenses and unearned premiums have not been reduced for reinsurance recoverable.


AMERICAN
FINANCIAL
GROUP, INC.

Reinsurance

Amounts recoverable from reinsurers are estimated in a manner consistent with the claim liability associated with the reinsured policies. AFG's insurance subsidiaries report as assets (a) the estimated reinsurance recoverable on unpaid losses, including an estimate for losses incurred but not reported, and (b) amounts paid to reinsurers applicable to the unexpired terms of policies in force. Payable to reinsurers includes ceded premiums retained by AFG's insurance subsidiaries under contracts to fund ceded losses as they become due. AFG's insurance subsidiaries also assume reinsurance from other companies. Income on reinsurance assumed is recognized based on reports received from ceding companies.

Deferred Policy Acquisition Costs ("DPAC")

Policy acquisition costs (principally commissions, premium taxes and other marketing and underwriting expenses) related to the production of new business are deferred. For the property and casualty companies, DPAC is limited based upon recoverability without any consideration for anticipated investment income and is charged against income ratably over the terms of the related policies.

DPAC related to annuities and universal life insurance products is deferred to the extent deemed recoverable and amortized, with interest, in relation to the present value of expected gross profits on the policies. To the extent that realized gains and losses result in adjustments to the amortization of DPAC related to annuities, such adjustments are reflected as components of realized gains. DPAC related to annuities is also adjusted, net of tax, for the change in amortization that would have been recorded if the unrealized gains (losses) from securities had actually been realized. This adjustment is included in "Unrealized gains (losses) on marketable securities, net" in the shareholders' equity section of the Balance Sheet.

DPAC related to traditional life and health insurance is amortized over the expected premium paying period of the related policies, in proportion to the ratio of annual premium revenues to total anticipated premium revenues.

Annuity and Life Acquisition Expenses

Annuity and life acquisition expenses on the Statement of Operations consists primarily of amortization of DPAC related to the annuity and life, accident and health businesses. This line item also includes certain marketing and commission costs that are expensed as paid.

Unpaid Losses and Loss Adjustment Expenses

The net liabilities stated for unpaid claims and for expenses of investigation and adjustment of unpaid claims are based upon (a) the accumulation of case estimates for losses reported prior to the close of the accounting period on direct business written; (b) estimates received from ceding reinsurers and insurance pools and associations; (c) estimates of unreported losses based on past experience; (d) estimates based on experience of expenses for investigating and adjusting claims and (e) the current state of the law and coverage litigation. Establishing reserves for asbestos and environmental claims involves considerably more judgment than other types of claims due to, among other things, inconsistent court decisions, an increase in bankruptcy filings as a result of asbestos-related liabilities, novel theories of coverage, and judicial interpretations that often expand theories of recovery and broaden the scope of coverage.

Loss reserve liabilities are subject to the impact of changes in claim amounts and frequency and other factors. Changes in estimates of the liabilities for losses and loss adjustment expenses are reflected in the Statement of Operations in the period in which determined. In spite of the variability inherent in such estimates, management believes that the liabilities for unpaid losses and loss adjustment expenses are adequate.

Annuity Benefits Accumulated

Annuity receipts and benefit payments are recorded as increases or decreases in "annuity benefits accumulated" rather than as revenue and expense. Increases in this liability for interest credited are charged to expense and decreases for surrender charges are credited to other income.

Life, Accident and Health Reserves

Liabilities for future policy benefits under traditional life, accident and health policies are computed using the net level premium method. Computations are based on the original projections of investment yields, mortality, morbidity and surrenders and include provisions for unfavorable deviations. Reserves established for accident and health claims are modified as necessary to reflect actual experience and developing trends.

Variable Annuity Assets and Liabilities

Separate accounts related to variable annuities represent deposits invested in underlying investment funds on which Great American Financial Resources, Inc. ("GAFRI"), an 83%-owned subsidiary, earns a fee. Investment funds are selected and may be changed only by the policyholder, who retains all investment risk.

Premium Recognition

Property and casualty premiums are earned over the terms of the policies on a pro rata basis. Unearned premiums represent that portion of premiums written which is applicable to the unexpired terms of policies in force. On reinsurance assumed from other insurance companies or written through various underwriting organizations, unearned premiums are based on reports received from such companies and organizations. For traditional life, accident and health products, premiums are recognized as revenue when legally collectible from policyholders. For interest-sensitive life and universal life products, premiums are recorded in a policyholder account which is reflected as a liability. Revenue is recognized as amounts are assessed against the policyholder account for mortality coverage and contract expenses.

Policyholder Dividends

Dividends payable to policyholders are included in "Accounts payable, accrued expenses and other liabilities" and represent estimates of amounts payable on participating policies which share in favorable underwriting results. Estimates are accrued during the period in which premiums are earned. Changes in estimates are included in income in the period determined. Policyholder dividends do not become legal liabilities unless and until declared by the boards of directors of the insurance companies.

Minority Interest

For balance sheet purposes, minority interest represents the interests of noncontrolling shareholders in AFG subsidiaries, including American Financial Corporation ("AFC") preferred stock and preferred securities issued by trust subsidiaries of AFG. For income statement purposes, minority interest expense represents those shareholders' interest in the earnings of AFG subsidiaries as well as AFC preferred dividends and accrued distributions on the trust preferred securities.

Income Taxes

AFC files consolidated federal income tax returns which include all 80%-owned U.S. subsidiaries, except for certain life insurance subsidiaries and their subsidiaries. Because holders of AFC Preferred Stock hold in excess of 20% of AFC's voting rights, AFG (parent) and its direct subsidiary, AFC Holding Company ("AFC Holding" or "AFCH"), are not eligible to file consolidated returns with AFC, and therefore, file separately.

Deferred income taxes are calculated using the liability method. Under this method, deferred income tax assets and liabilities are determined based on differences between financial reporting and tax bases and are measured using enacted tax rates. Deferred tax assets are recognized if it is more likely than not that a benefit will be realized.

Stock-Based Compensation

As permitted under SFAS No. 123, "Accounting for Stock-Based Compensation," AFG accounts for stock options and other stock-based compensation plans using the intrinsic value based method prescribed by Accounting Principles Board Opinion No. 25, "Accounting for Stock Issued to Employees." Under AFG's stock option plan, options are granted to officers, directors and key employees at exercise prices equal to the fair value of the shares at the dates of grant. No compensation expense is recognized for stock option grants.

The following table illustrates the effect on net earnings and earnings per share had compensation cost been recognized and determined based on the fair values at grant dates consistent with the method prescribed by SFAS No. 123. See Note H "Shareholders' Equity" for further information on stock options, including assumptions made in the calculation of pro forma stock option expense.

	2002	2001	2000
Net earnings (loss), as reported	$84,640	($14,840)	($56,035)
Pro forma stock option expense, net of tax	(5,639)	(5,436)	(7,007)
Adjusted net earnings (loss)	$79,001	($20,276)	($63,042)
Earnings per share (as reported):			
Basic	$1.23	($0.22)	($0.95)
Diluted	$1.22	($0.22)	($0.95)
Earnings per share (adjusted):			
Basic	$1.15	($0.30)	($1.07)
Diluted	$1.14	($0.30)	($1.07)

Benefit Plans

AFG provides retirement benefits to qualified employees of participating companies through the AFG Retirement and Savings Plan, a defined contribution plan. The Company makes all contributions to the retirement fund portion of the Plan and matches a percentage of employee contributions to the savings fund. Employees have been permitted to direct the investment of their contributions to independently managed investment funds, while Company contributions have been invested primarily in securities of AFG and affiliates. Employees may direct the investment of a portion of their vested retirement fund account balances (increasing from 12.5% in July 2002 to 100% in April 2004) from securities of AFG and its affiliates to independently managed investment funds. As of December 31, 2002, the Plan owned 12% of AFG's outstanding Common Stock. Company contributions are expensed in the year for which they are declared.

AFG and many of its subsidiaries provide health care and life insurance benefits to eligible retirees. AFG also provides postemployment benefits to former or inactive employees (primarily those on disability) who were not deemed retired under other company plans. The projected future cost of providing these benefits is expensed over the period the employees earn such benefits.

Derivatives

Effective October 1, 2000, AFG implemented SFAS No. 133, "Accounting for Derivative Instruments and Hedging Activities", which established accounting and reporting standards for derivative instruments (including derivative instruments that are embedded in other contracts) and for hedging activities. Prior year financial statements were not restated. SFAS No. 133 generally requires that derivatives (both assets and liabilities) be recognized in the balance sheet at fair value with changes in fair value included in current earnings. The cumulative effect of implementing SFAS No. 133, which resulted from the initial recognition of AFG's derivatives at fair value, was a loss of $9.1 million (net of minority interest and taxes) or $.15 per diluted share.

Derivatives are included in AFG's Balance Sheet and consist primarily of investments in common stock warrants (valued at $13.8 million at December 31, 2002; included in other stocks), the equity-based component of certain annuity products (included in annuity benefits accumulated) and related call options (included in other investments) designed to be consistent with the characteristics of the liabilities and used to mitigate the risk embedded in those annuity products.

Earnings Per Share

Basic earnings per share is calculated using the weighted average number of shares of common stock outstanding during the period. The calculation of diluted earnings per share includes the following dilutive effects of common stock options: 2002 – 403,000 shares; 2001 – 440,000 shares and 2000 – 169,000 shares.

Statement of Cash Flows

For cash flow purposes, "investing activities" are defined as making and collecting loans and acquiring and disposing of debt or equity instruments and property and equipment. "Financing activities" include obtaining resources from owners and providing them with a return on their investments, borrowing money and repaying amounts borrowed. Annuity receipts, benefits and withdrawals are also reflected as financing activities. All other activities are considered "operating". Short-term investments having original maturities of three months or less when purchased are considered to be cash equivalents for purposes of the financial statements.

B. Acquisitions and Sales of Subsidiaries and Investees

See Note O, "Subsequent Events" for information on the 2003 sales of Infinity and the direct-to-consumer auto business.

New Jersey private passenger automobile insurance business

In September 2002, an AFG subsidiary entered into an agreement under which an unrelated insurer will assume the subsidiary's obligations to renew its private passenger automobile insurance business written in New Jersey. AFG recognized a $10.8 million pretax loss on the transaction. As of September 9, 2002, AFG no longer accepts any new private passenger automobile insurance in that state.

Manhattan National Life Insurance

On June 28, 2002, GAFRI acquired Manhattan National Life Insurance Company ("MNL") from Conseco, Inc. for $48.5 million in cash. At December 31, 2002, MNL reinsured 90% of its in force business.

Seven Hills Insurance Company

In July 2001, AFG sold Seven Hills Insurance Company for $18.4 million, realizing a pretax gain of $7.1 million. AFG retained all liability for Seven Hills' business related to the period AFG owned the company.

Notes to Consolidated Financial Statements *(continued)*

Japanese division

In December 2000, AFG agreed to sell its Japanese property and casualty division to Mitsui Marine & Fire Insurance Company of America for $22 million in cash and recorded an estimated $10.7 million pretax loss. Upon completion of the sale in March 2001, AFG realized an additional pretax loss of $6.9 million (including post closing adjustments) and deferred a gain of approximately $21 million on ceded insurance; the deferred gain is being recognized over the estimated settlement period (weighted average of 4 years) of the ceded claims. At the same time, a reinsurance agreement under which Great American Insurance ceded a portion of its pool of insurance to Mitsui was terminated. The Japanese division generated net written premiums of approximately $60 million per year to Great American while Great American ceded approximately $45 million per year to Mitsui.

Stonewall Insurance Company

In September 2000, AFG sold Stonewall Insurance Company for $31.2 million (net of post closing adjustments), realizing a pretax loss of $10.3 million. Stonewall was a non-operating property and casualty subsidiary with approximately $320 million in assets, engaged primarily in the run-off of approximately $170 million in asbestos and environmental liabilities associated with policies written through 1991.

Commercial lines division

In 1998, AFG sold its Commercial lines division to Ohio Casualty Corporation for $300 million cash plus warrants to purchase shares of Ohio Casualty common stock. AFG received an additional $25 million (included in gains on sales of subsidiaries) in August 2000 under a provision in the sale agreement related to the retention and growth of the insurance businesses sold.

Start-up manufacturing businesses

Since 1998, AFG subsidiaries have made loans to two start-up manufacturing businesses which were previously owned by unrelated third-parties. During 2000, the former owners chose to forfeit their equity interests to AFG rather than invest additional capital. Total loans extended to these businesses prior to forfeiture amounted to $49.7 million and the accumulated losses of the two businesses were approximately $29.7 million.

During the fourth quarter of 2000, AFG sold the equity interests to a group of employees for nominal cash consideration plus warrants to repurchase a significant ownership interest. Due to the absence of significant financial investment by the buyers relative to the amount of loans ($61.5 million at December 31, 2000) owed to AFG subsidiaries, the sale was not recognized as a divestiture for accounting purposes and AFG continued accounting for their operations under the equity method as investees. In December 2002, one of the businesses sold substantially all of its assets for $29.5 million, which proceeds and approximately $675,000 in receivables and other assets were transferred to AFG. The amount transferred approximated AFG's carrying value of loans to this business. At December 31, 2001, $41.6 million in assets of this business were included in other assets and $9.8 million in liabilities of this business (after consolidation and elimination of loans from AFG subsidiaries) were included in other liabilities in AFG's consolidated balance sheet.

Assets of the remaining start-up business ($15.3 million at December 31, 2002, and $15.5 million at December 31, 2001) are included in other assets; liabilities of the business ($2.0 million at December 31, 2002 and 2001, after consolidation and elimination of loans from AFG subsidiaries) are included in other liabilities.

AFG's equity in the losses of these two companies during 2002, 2001 and the fourth quarter of 2000 was $9.0 million, $16.6 million and $4.1 million, respectively, and is included in investee losses in the Statement of Operations.

C. Segments of Operations

AFG's property and casualty group has been engaged primarily in specialty commercial insurance and private passenger automobile insurance business. The Specialty group includes a highly diversified group of specialty business units. Some of the more significant areas are inland and ocean marine, California workers' compensation, agricultural-related coverages, executive and professional liability, fidelity and surety bonds, collateral protection, and umbrella and excess coverages. In 2003, AFG sold a substantial portion of its Personal segment; see Note O – "Subsequent Events." The Personal group wrote nonstandard and preferred/standard private passenger auto and other personal insurance coverage. AFG's annuity, life and health business markets primarily retirement products as well as life and supplemental health insurance. AFG's businesses operate throughout the United States. In 2002, 2001, and 2000, AFG derived less than 2% of its revenues from the sale of life and supplemental health products in Puerto Rico and less than 1% of its revenues from the sale of property and casualty insurance in Mexico, Canada, Puerto Rico, Europe and Asia.

The following tables (in thousands) show AFG's assets, revenues and operating profit (loss) by significant business segment. Operating profit (loss) represents total revenues less operating expenses.

	2002	2001	2000
Assets			
Property and casualty insurance (a)	$ 9,960,769	$ 8,796,909	$ 8,200,683
Annuities and life	9,349,280	8,370,904	7,934,851
Other	194,777	233,868	256,011
	19,504,826	17,401,681	16,391,545
Investment in investees	—	—	23,996
	$19,504,826	$17,401,681	$16,415,541
Revenues (b)			
Property and casualty insurance:			
Premiums earned:			
Specialty	$ 1,497,088	$ 1,409,497	$ 1,223,435
Personal	905,246	1,182,651	1,270,328
Other lines (c)	266	1,790	1,129
	2,402,600	2,593,938	2,494,892
Investment and other income	410,947	458,410	450,537
	2,813,547	3,052,348	2,945,429
Annuities and life (d)	897,365	855,733	823,586
Other	38,656	15,551	48,312
	$ 3,749,568	$ 3,923,632	$ 3,817,327
Operating Profit (Loss)			
Property and casualty insurance:			
Underwriting:			
Specialty	$ 24,544	($ 23,274)	($ 94,857)
Personal	1,339	(93,254)	(108,372)
Other lines (c)(e)	(52,207)	(110,987)	1,342
	(26,324)	(227,515)	(201,887)
Investment and other income	211,424	296,725	289,549
	185,100	69,210	87,662
Annuities and life	61,553	100,864	96,211
Other (f)	(68,634)	(114,176)	(73,980)
	$ 178,019	$ 55,898	$ 109,893

(a) Not allocable to segments.
(b) Revenues include sales of products and services as well as other income earned by the respective segments.
(c) Represents development of lines in "run-off"; AFG has ceased underwriting new business in these operations.
(d) Represents primarily investment income.
(e) Includes a special charge of $100 million in 2001 related to asbestos and other environmental matters ("A&E").
(f) Includes holding company expenses.

D. Investments

Fixed maturities and other stocks at December 31 consisted of the following (in millions):

	2002			
	Amortized	Market	Gross Unrealized	
	Cost	Value	Gains	Losses
Fixed maturities:				
United States Government and government agencies and authorities	$ 1,353.6	$ 1,402.0	$ 49.5	($ 1.1)
States, municipalities and political subdivisions	584.4	615.2	36.4	(5.6)
Foreign government	163.3	169.9	6.6	—
Public utilities	1,038.9	1,058.3	43.4	(24.0)
Mortgage-backed securities	3,106.6	3,232.1	134.6	(9.1)
All other corporate	5,241.8	5,462.7	312.0	(91.1)
Redeemable preferred stocks	61.1	66.7	7.8	(2.2)
	$11,549.7	$12,006.9	$590.3	($133.1)
Other stocks	$ 174.6	$ 300.4	$130.5	($ 4.7)

	2001			
	Amortized	Market	Gross Unrealized	
	Cost	Value	Gains	Losses
Fixed maturities:				
United States Government and government agencies and authorities	$ 1,000.1	$ 1,017.8	$ 21.7	($ 4.0)
States, municipalities and political subdivisions	405.6	414.9	16.2	(6.9)
Foreign government	105.5	108.8	3.5	(.2)
Public utilities	772.0	778.8	14.4	(7.6)
Mortgage-backed securities	2,632.9	2,702.5	89.5	(19.9)
All other corporate	5,616.7	5,673.5	160.1	(103.3)
Redeemable preferred stocks	60.5	52.3	.8	(9.0)
	$10,593.3	$10,748.6	$306.2	($150.9)
Other stocks	$ 187.8	$ 313.7	$135.7	($ 9.8)

The table below sets forth the scheduled maturities of fixed maturities based on market value as of December 31, 2002. Asset-backed securities and other securities with sinking funds are reported at average maturity. Data based on amortized cost is generally the same. Actual maturities may differ from contractual maturities because certain securities may be called or prepaid by the issuers. Mortgage-backed securities had an average life of approximately five years at December 31, 2002.

Maturity	
One year or less	6%
After one year through five years	23
After five years through ten years	33
After ten years	11
	73
Mortgage-backed securities	27
	100%

Notes to Consolidated Financial Statements *(continued)*

Certain risks are inherent in connection with fixed maturity securities, including loss upon default, price volatility in reaction to changes in interest rates, and general market factors and risks associated with reinvestment of proceeds due to prepayments or redemptions in a period of declining interest rates.

The only investment which exceeds 10% of Shareholders' Equity is an equity investment in Provident Financial Group, Inc., having a market value of $189 million and $191 million at December 31, 2002 and 2001, respectively.

Realized gains (losses) and changes in unrealized appreciation (depreciation) on fixed maturity and equity security investments are summarized as follows (in thousands):

	Fixed Maturities	Equity Securities	Tax Effects	Total
2002				
Realized	($ 61,225)	($17,854)	$ 27,633	($ 51,446)
Change in Unrealized	301,900	(100)	(103,800)	198,000
2001				
Realized	(15,315)	(8,825)	8,451	(15,689)
Change in Unrealized	139,000	(84,500)	(19,200)	35,300
2000				
Realized	(24,186)	(2,395)	9,303	(17,278)
Change in Unrealized	255,200	29,900	(98,200)	186,900

Gross gains and losses on fixed maturity investment transactions included in the Statement of Cash Flows consisted of the following (in millions):

	2002	2001	2000
Gross Gains	$155.3	$108.9	$15.9
Gross Losses	($216.5)	($124.2)	($40.1)

E. Goodwill and Other Intangibles

Effective January 1, 2002, goodwill is no longer amortized but is subject to annual impairment testing under a two step process. Under the first step, an entity's net assets are classified by reporting units and compared to their fair value. Fair value was estimated based primarily on the present value of expected future cash flows. If the carrying amount of a reporting unit exceeds its fair value, the second step of the goodwill impairment test is performed to measure the amount of impairment loss, if any. In the second quarter of 2002, AFG completed the first step of its transitional impairment test and identified potential impairment of goodwill in its annuities and life insurance segment and the personal lines segment of its property and casualty insurance business. The second step of the impairment test, measuring the amount of impairment loss, was completed in the fourth quarter with a resulting $40.4 million ($.59 per share, basic and diluted) impairment charge reported by restating first quarter 2002 results for the cumulative effect of a change in accounting principle. The impairment charge for the annuities and life insurance segment was related to a decrease in estimated future earnings based upon lower forecasted new business sales over the next few years. The impairment charge for the personal lines segment related primarily to planned future reductions in new business volume written through the direct channel.

If the goodwill amortization of $13.7 million ($.20 per share, basic and diluted) and $16.4 million ($.28 per share, basic and diluted) in the years 2001 and 2000, respectively, had not been expensed, net losses for the periods would have been $1.2 million ($.02 per share) and $39.7 million ($.67 per share).

Changes in the carrying value of goodwill during 2002, by reporting segment, are presented in the following table (in thousands):

	Property and Casualty		Annuities	
	Specialty	Personal	and Life	Total
Balance December 31, 2001	$150,999	$117,391	$40,404	$308,794
Goodwill from acquisitions	—	—	1,461	1,461
Transitional impairment charge	—	(39,600)	(21,184)	(60,784)
Other	(788)	—	—	(788)
Balance December 31, 2002	$150,211	$ 77,791	$20,681	$248,683

Included in deferred acquisition costs in AFG's Balance Sheet are $66.8 million and $71.2 million at December 31, 2002 and 2001, respectively, representing the present value of future profits ("PVFP") related to acquisitions by AFG's annuity and life business. The PVFP amounts are net of $57.3 million and $45.5 million of accumulated amortization. Amortization of the PVFP was $11.8 million in 2002, $9.2 million in 2001 and $10.7 million in 2000. During each of the next five years, the PVFP is expected to decrease at a rate of approximately 13% of the balance at the beginning of each respective year.

F. Long-Term Debt

Long-term debt consisted of the following at December 31, (in thousands):

	2002	2001
Holding Companies:		
AFG 7-1/8% Senior Debentures due April 2009, less discount of $1,552 and $1,742 (imputed rate - 7.2%)	$301,298	$301,108
AFG 7-1/8% Senior Debentures due December 2007	79,600	79,600
AFC notes payable under bank line	248,000	203,000
American Premier Underwriters, Inc. ("APU") 10-7/8% Subordinated Notes due May 2011, including premium of $777 and $836 (imputed rate - 9.6%)	11,498	11,557
Other	8,014	13,695
	$648,410	$608,960
Subsidiaries:		
GAFRI 6-7/8% Senior Notes due June 2008	$100,000	$100,000
GAFRI notes payable under bank line	148,600	121,100
Notes payable secured by real estate	35,610	36,253
Other	12,561	13,399
	$296,771	$270,752

At December 31, 2002, sinking fund and other scheduled principal payments on debt for the subsequent five years were as follows (in millions):

	Holding Companies	Subsidiaries	Total
2003	$ 78.0	$ 2.1	$ 80.1
2004	—	150.8	150.8
2005	170.0	11.3	181.3
2006	—	19.6	19.6
2007	84.7	.2	84.9

In November 2002, AFC replaced its $300 million bank credit line with a new bank credit agreement. Currently, AFC may borrow up to $280 million under the new agreement; the line may be expanded to $300 million through the end of 2003. The new line consists of two facilities: a 364-day revolving facility, extendable annually, for one-third of the total line and a three-year revolving facility for the remaining two-thirds. Amounts borrowed bear interest at rates ranging from 1.25% to 2.25% over LIBOR based on AFG's credit rating. In addition, GAFRI has an unsecured credit agreement under which it can borrow up to $155 million at floating rates based on prime or Eurodollar rates through December 2004.

Cash interest payments of $47 million, $51 million and $56 million were made on long-term debt in 2002, 2001 and 2000, respectively. Interest expense in the Statement of Operations includes interest credited on funds held by AFG's insurance subsidiaries under reinsurance contracts and other similar agreements as follows: 2002 – $11.7 million; 2001 – $7.1 million; and 2000 – $9.5 million.

G. Minority Interest

Minority interest in AFG's balance sheet is comprised of the following (in thousands):

	2002	2001
Interest of noncontrolling shareholders in subsidiaries' common stock	$157,207	$140,913
Preferred securities issued by subsidiary trusts	241,663	241,663
AFC preferred stock	72,154	72,154
	$471,024	$454,730

Preferred Securities

Wholly-owned subsidiary trusts of AFG and GAFRI have issued preferred securities and, in turn, purchased a like amount of subordinated debt which provides interest and principal payments to fund the respective trusts' obligations. The preferred securities must be redeemed upon maturity or redemption of the subordinated debt. AFG and GAFRI effectively provide unconditional guarantees of their respective trusts' obligations.

The preferred securities consisted of the following (in thousands):

Date of Issuance	Issue (Maturity Date)	2002	2001	Optional Redemption Dates
October 1996	AFCH 9-1/8% TOPrS (2026)	$98,750	$98,750	Currently redeemable
November 1996	GAFRI 9-1/4% TOPrS (2026)	72,913	72,913	Currently redeemable
March 1997	GAFRI 8-7/8% Pfd (2027)	70,000	70,000	On or after 3/1/2007

AFC Preferred Stock

AFC's Preferred Stock is voting, cumulative, and consists of the following:

Series J, no par value; $25.00 liquidating value per share; annual dividends per share $2.00; redeemable at AFC's option at $25.75 per share beginning December 2005 declining to $25.00 at December 2007 and thereafter; 2,886,161 shares (stated value $72.2 million) outstanding at December 31, 2002 and 2001.

Minority Interest Expense

Minority interest expense is comprised of (in thousands):

	2002	2001	2000
Interest of noncontrolling shareholders in earnings of subsidiaries	$ 6,096	$11,366	$11,775
Accrued distributions by subsidiaries on preferred securities:			
Trust issued securities, net of tax	14,281	16,932	17,819
AFC preferred stock	5,772	5,772	5,772
	$26,149	$34,070	$35,366

H. Shareholders' Equity

At December 31, 2002, there were 69,129,352 shares of AFG Common Stock outstanding, including 1,361,867 shares held by American Premier for possible distribution to certain creditors and other claimants upon proper claim presentation and settlement pursuant to the 1978 plan of reorganization of American Premier's predecessor, The Penn Central Corporation. Shares being held for distribution are not eligible to vote but otherwise are accounted for as issued and outstanding. In December 2000, AFG issued 8.3 million Common Shares at $19.625 per share in a public offering. AFG is authorized to issue 12.5 million shares of Voting Preferred Stock and 12.5 million shares of Nonvoting Preferred Stock, each without par value.

Stock Options

At December 31, 2002, there were 9.7 million shares of AFG Common Stock reserved for issuance under AFG's Stock Option Plan. Options are granted with an exercise price equal to the market price of AFG Common Stock at the date of grant. Options generally become exercisable at the rate of 20% per year commencing one year after grant; those granted to nonemployee directors of AFG are fully exercisable upon grant. Options generally expire ten years after the date of grant. Data for AFG's Stock Option Plan is presented below:

	2002		2001		2000	
	Shares	Average Exercise Price	Shares	Average Exercise Price	Shares	Average Exercise Price
Outstanding at beginning of year	6,089,131	$27.91	6,452,496	$27.86	4,664,108	$31.28
Granted	1,056,750	25.78	20,500	26.22	1,997,000	19.81
Exercised	(28,837)	20.80	(65,335)	21.39	(68,523)	18.22
Forfeited	(134,482)	29.41	(318,530)	28.16	(140,089)	31.65
Outstanding at end of year	6,982,562	$27.58	6,089,131	$27.91	6,452,496	$27.86
Options exercisable at year-end	4,560,210	$29.01	3,818,305	$29.23	3,226,294	$29.38
Options available for grant at year-end	2,710,975		3,633,243		335,213	

The following table summarizes information about stock options outstanding at December 31, 2002:

	Options Outstanding			Options Exercisable	
Range of Exercise Prices	Shares	Average Exercise Price	Average Remaining Life	Shares	Average Exercise Price
$18.56 - $20.00	1,781,491	$19.79	7.6 years	751,591	$19.79
$20.01 - $25.00	1,177,725	23.97	2.3 "	1,177,725	23.97
$25.01 - $30.00	1,359,520	26.06	7.6 "	328,770	26.84
$30.01 - $35.00	916,750	30.36	3.1 "	912,000	30.34
$35.01 - $40.00	1,468,576	36.81	5.3 "	1,165,024	37.04
$40.01 - $45.19	278,500	42.41	5.2 "	225,100	42.43

No compensation cost has been recognized for stock option grants. The weighted-average fair value per option granted was $8.52, $8.18 and $5.38 in 2002, 2001 and 2000, respectively. For SFAS No. 123 purposes, calculations were determined using the Black-Scholes option pricing model and the following weighted-average assumptions: dividend yield of 2% for 2002 and 2001 and 3% for 2000; expected volatility of 30% for 2002, 27% for 2001 and 24% for 2000; weighted average risk-free interest rate of 4.9% for 2002, 5.3% for 2001 and 6% for 2000; and expected life of 7.4 years for 2002, 2001 and 2000.

Unrealized Gain (Loss) on Marketable Securities, Net

The change in unrealized gain (loss) on marketable securities included the following (in millions):

	Pretax	Tax Effects	Minority Interest	Net
2002				
Unrealized holding gains on securities arising during the period	$195.7	($66.6)	($11.8)	$117.3
Realized losses included in net income	79.1	(27.7)	(4.1)	47.3
Change in unrealized gain on marketable securities, net	$274.8	($94.3)	($15.9)	$164.6
2001				
Unrealized holding gains (losses) on securities arising during the period	$ 0.8	($ 0.3)	($ 4.1)	($ 3.6)
Adoption of EITF 99-20	16.9	(6.0)	(0.9)	10.0
Realized losses included in net income and unrealized gains of subsidiary sold	23.6	(8.3)	(3.0)	12.3
Change in unrealized gain on marketable securities, net	$ 41.3	($14.6)	($ 8.0)	$ 18.7
2000				
Unrealized holding gains on securities arising during the period	$221.1	($75.8)	($14.5)	$130.8
Adoption of SFAS No. 133	15.0	(5.3)	—	9.7
Realized gains included in net income and unrealized losses of subsidiary sold	31.3	(10.9)	(2.1)	18.3
Change in unrealized gain (loss) on marketable securities, net	$267.4	($92.0)	($16.6)	$158.8

I. Income Taxes

The following is a reconciliation of income taxes at the statutory rate of 35% and income taxes as shown in the Statement of Operations (in thousands):

	2002	2001	2000
Earnings (loss) before income taxes:			
Operating	$178,019	$55,898	$109,893
Minority interest expense	(33,839)	(43,187)	(44,961)
Equity in net losses of investees	(13,830)	(25,462)	(142,230)
Accounting changes	(57,716)	(15,948)	(13,882)
Total	$ 72,634	($28,699)	($ 91,180)
Income taxes at statutory rate	$ 25,422	($10,045)	($ 31,913)
Effect of:			
Adjustment to prior year taxes	(33,192)	(6,317)	—
Effect of foreign operations	(4,212)	(3,421)	951
Amortization and writeoff of intangibles	3,711	4,526	5,495
Losses utilized	(3,300)	(1,245)	(7,000)
Minority interest	3,058	5,672	6,187
Dividends received deduction	(2,313)	(2,317)	(2,378)
Tax exempt interest	(1,367)	(1,233)	(1,571)
Nondeductible meals, etc.	992	1,381	1,300
State income taxes	153	781	298
Tax credits	—	(1,243)	(5,757)
Other	(958)	(398)	(757)
Total Provision (Credit)	(12,006)	(13,859)	(35,145)
Amounts applicable to:			
Minority interest expense	7,690	9,117	9,595
Equity in net losses of investees	4,840	8,912	49,781
Accounting changes	17,356	5,908	4,810
Provision for income taxes as shown on the Statement of Operations	$ 17,880	$10,078	$ 29,041

Total earnings before income taxes include income subject to tax in foreign jurisdictions of $17.8 million in 2002, $8.3 million in 2001 and $10.6 million in 2000.

The total income tax provision (credit) consists of (in thousands):

	2002	2001	2000
Current taxes:			
Federal	$17,535	$44,715	$13,880
Foreign	2,293	—	1,106
State	236	1,201	459
Deferred taxes:			
Federal	(33,762)	(59,042)	(50,070)
Foreign	1,692	(733)	(520)
	($12,006)	($13,859)	($35,145)

For income tax purposes, AFG and certain members of the AFC consolidated tax group had the following carryforwards available at December 31, 2002 (in millions):

	Expiring	Amount
Operating Loss	2003 – 2007	$ 11
Operating Loss	2008 – 2017	—
Operating Loss	2018 – 2022	189
Other – Tax Credits		11

Deferred income tax assets and liabilities reflect temporary differences between the carrying amounts of assets and liabilities recognized for financial reporting purposes and the amounts recognized for tax purposes. The significant components of deferred tax assets and liabilities included in the Balance Sheet at December 31, were as follows (in millions):

	2002	2001
Deferred tax assets:		
Net operating loss carryforwards	$ 70.4	$ 94.2
Insurance claims and reserves	278.6	268.2
Other, net	108.8	96.4
	457.8	458.8
Valuation allowance for deferred tax assets	(34.9)	(40.9)
	422.9	417.9
Deferred tax liabilities:		
Deferred acquisition costs	(242.6)	(231.5)
Investment securities	(188.3)	(109.0)
	(430.9)	(340.5)
Net deferred tax asset (liability)	($ 8.0)	$ 77.4

The gross deferred tax asset has been reduced by a valuation allowance based on an analysis of the likelihood of realization. Factors considered in assessing the need for a valuation allowance include: (i) recent tax returns, which show neither a history of large amounts of taxable income nor cumulative losses in recent years, (ii) opportunities to generate taxable income from sales of appreciated assets, and (iii) the likelihood of generating larger amounts of taxable income in the future. The likelihood of realizing this asset will be reviewed periodically; any adjustments required to the valuation allowance will be made in the period in which the developments on which they are based become known.

Cash payments for income taxes, net of refunds, were $30.0 million, $6.6 million and $27.8 million for 2002, 2001 and 2000, respectively.

J. Equity in Losses of Investees

In addition to the start-up manufacturing operations discussed in Note B, and prior to Chiquita's March 2002 restructuring, AFG owned 24 million shares (31% as of December 31, 2001) of Chiquita common stock. Chiquita is a leading international marketer, producer and distributor of quality fresh fruits and vegetables and processed foods.

In January 2001, Chiquita announced a restructuring initiative that included discontinuing all interest and principal payments on its public debt. Due to the expected restructuring, AFG recorded a fourth quarter 2000 pretax charge of $95.7 million to write down its investment in Chiquita to quoted market value at December 31, 2000. In 2001, AFG suspended accounting for the investment under the equity method and reclassified the investment to "Other stocks". In the third quarter of 2001, AFG wrote down its investment in Chiquita by an additional $8 million (to $.67 per share). In March 2002, the court approved Chiquita's plan of reorganization under Chapter 11 of the U.S. Bankruptcy Code. Under the plan, over $700 million in principal and accrued interest related to Chiquita's public debt was converted into common equity. As a result of the restructuring, AFG received approximately 171,000 "new" shares (less than one-half of 1%) in the reorganized company plus warrants expiring in 2009 to purchase an additional 2.9 million shares at $19.23 per share. All of the shares and approximately 4% of the warrants have been sold.

For the year ended December 31, 2000, Chiquita reported net sales of $2.25 billion, operating income of $27 million, a net loss of $95 million, and a net loss attributable to common shares of $112 million.

K. Commitments and Contingencies

Loss accruals (included in other liabilities) have been recorded for various environmental and occupational injury and disease claims and other contingencies arising out of the railroad operations disposed of by American Premier's predecessor, Penn Central Transportation Company ("PCTC"), prior to its bankruptcy reorganization in 1978 and certain manufacturing operations disposed of by American Premier.

At December 31, 2002, American Premier had liabilities for environmental and personal injury claims aggregating $66.4 million. The environmental claims consist of a number of proceedings and claims seeking to impose responsibility for hazardous waste remediation costs related to certain sites formerly owned or operated by the railroad and manufacturing operations. Remediation costs are difficult to estimate for a number of reasons, including the number and financial resources of other potentially responsible parties, the range of costs for remediation alternatives, changing technology and the time period over which these matters develop. The personal injury claims include pending and expected claims, primarily by former employees of PCTC, for injury or disease allegedly caused by exposure to excessive noise, asbestos or other substances in the workplace. In December 2001, American Premier recorded a $12.1 million charge to increase its environmental reserves due to an increase in expected ultimate claim costs. At December 31, 2002, American Premier had $46.4 million of offsetting recovery assets (included in other assets) for such environmental and personal injury claims based upon estimates of probable recoveries from insurance carriers.

AFG has accrued approximately $7 million at December 31, 2002, for environmental costs and certain other matters associated with the sales of former operations.

AFG's insurance subsidiaries continue to receive claims related to environmental exposures, asbestos and other mass tort claims. Establishing reserves for these claims is subject to uncertainties that are significantly greater than those presented by other types of claims. The liability for asbestos and environmental reserves at December 31, 2002 and 2001, respectively, was $572 million and $548 million; related recoverables from reinsurers (net of allowances for doubtful accounts) at those dates were $105 million and $101 million, respectively.

While management believes AFG has recorded adequate reserves for the items discussed in this note, the outcome is uncertain and could result in liabilities exceeding amounts AFG has currently recorded. Additional amounts could have a material adverse effect on AFG's future results of operations and financial condition.

Notes to Consolidated Financial Statements *(continued)*

L. Quarterly Operating Results (Unaudited)

The operations of certain of AFG's business segments are seasonal in nature. While insurance premiums are recognized on a relatively level basis, claim losses related to adverse weather (snow, hail, hurricanes, tornadoes, etc.) may be seasonal. Quarterly results necessarily rely heavily on estimates. These estimates and certain other factors, such as the nature of investees' operations and discretionary sales of assets, cause the quarterly results not to be necessarily indicative of results for longer periods of time.

The following are quarterly results of consolidated operations for the two years ended December 31, 2002 (in millions, except per share amounts).

	1st Quarter	2nd Quarter	3rd Quarter	4th Quarter	Total Year
2002					
Revenues	$925.1	$918.7	$943.4	$962.4	$3,749.6
Earnings (loss) before accounting change	41.8	12.1	26.9	44.2	125.0
Cumulative effect of accounting change	(40.4)	—	—	—	(40.4)
Net earnings (loss)	1.4	12.1	26.9	44.2	84.6
Basic earnings (loss) per common share:					
Before accounting change	$.61	$.18	$.39	$.64	$1.82
Cumulative effect of accounting change	(.59)	—	—	—	(.59)
Net earnings (loss) available to Common Shares	.02	.18	.39	.64	1.23
Diluted earnings (loss) per common share:					
Before accounting change	$.61	$.17	$.39	$.64	$1.81
Cumulative effect of accounting change	(.59)	—	—	—	(.59)
Net earnings (loss) available to Common Shares	.02	.17	.39	.64	1.22
Average number of Common Shares:					
Basic	68.6	68.7	68.9	69.0	68.8
Diluted	69.0	69.4	69.2	69.3	69.2
2001					
Revenues	$972.3	$993.2	$1,014.8	$943.3	$3,923.6
Earnings (loss) before accounting change	13.1	6.3	(55.7)	31.5	(4.8)
Cumulative effect of accounting change	—	(10.0)	—	—	(10.0)
Net earnings (loss)	13.1	(3.7)	(55.7)	31.5	(14.8)
Basic earnings (loss) per common share:					
Before accounting change	$.19	$.09	($.82)	$.46	($.07)
Cumulative effect of accounting change	—	(.15)	—	—	(.15)
Net earnings (loss) available to Common Shares	.19	(.06)	(.82)	.46	(.22)
Diluted earnings (loss) per common share:					
Before accounting change	$.19	$.09	($.81)	$.46	($.07)
Cumulative effect of accounting change	—	(.15)	—	—	(.15)
Net earnings (loss) available to Common Shares	.19	(.06)	(.81)	.46	(.22)
Average number of Common Shares:					
Basic	67.5	67.9	68.0	68.3	67.9
Diluted	67.9	68.5	68.5	68.6	68.4

Quarterly earnings per share do not add to year-to-date amounts due to changes in shares outstanding.

Results for 2002 include a $16 million tax benefit in the first quarter and a $15 million tax benefit in the fourth quarter resulting from the reduction of previously accrued amounts due to the resolution of certain tax matters. Fourth quarter 2002 results also include a $30 million charge related to the settlement of asbestos-related litigation.

The results for 2001 include goodwill amortization of approximately $3.4 million per quarter.

The 2001 third quarter results include a $100 million pretax charge to strengthen asbestos and environmental insurance reserves and pretax losses of $25 million resulting from the World Trade Center terrorist attack.

AFG has realized gains (losses) on sales of subsidiaries in recent years (see Note B). Realized gains (losses) on securities, affiliates and other investments amounted to (in millions):

	1st Quarter	2nd Quarter	3rd Quarter	4th Quarter	Total Year
2002	($17.8)	($47.6)	($24.6)	$9.4	($80.6)
2001	(8.5)	(26.4)	7.0	3.9	(24.0)


AMERICAN
FINANCIAL
GROUP, INC.

M. Insurance

Securities owned by insurance subsidiaries having a carrying value of just over $1 billion at December 31, 2002, were on deposit as required by regulatory authorities.

Insurance Reserves

The liability for losses and loss adjustment expenses for certain long-term scheduled payments under workers' compensation, auto liability and other liability insurance has been discounted at about 8%, an approximation of long-term investment yields. As a result, the total liability for losses and loss adjustment expenses at December 31, 2002, has been reduced by $25 million.

The following table provides an analysis of changes in the liability for losses and loss adjustment expenses, net of reinsurance (and grossed up), over the past three years on a GAAP basis (in millions). Adverse development recorded in 2002 and 2001 in prior year reserves related primarily to charges for asbestos and certain Specialty lines in run-off.

	2002	2001	2000
Balance at beginning of period	$3,253	$3,192	$3,224
Provision for losses and LAE occurring in the current year	1,664	1,950	2,056
Net increase (decrease) in provision for claims of prior years	171	163	(60)
Total losses and LAE incurred (*)	1,835	2,113	1,996
Payments for losses and LAE of:			
Current year	(594)	(831)	(905)
Prior years	(1,094)	(1,036)	(936)
Total payments	(1,688)	(1,867)	(1,841)
Reserves of businesses sold	—	(120)	(187)
Reclass to unearned premiums	—	(65)	—
Balance at end of period	$3,400	$3,253	$3,192
Add back reinsurance recoverables, net of allowance	1,804	1,525	1,324
Gross unpaid losses and LAE included in the Balance Sheet	$5,204	$4,778	$4,516

(*) Before amortization of deferred gains on retroactive reinsurance of $20 million in 2002, $33 million in 2001 and $34 million in 2000.

Net Investment Income

The following table shows (in millions) investment income earned and investment expenses incurred by AFG's insurance companies.

	2002	2001	2000
Insurance group investment income:			
Fixed maturities	$850.9	$841.0	$815.5
Equity securities	9.6	8.1	10.4
Other	.6	1.1	4.3
	861.1	850.2	830.2
Insurance group investment expenses (*)	(40.4)	(36.8)	(41.4)
	$820.7	$813.4	$788.8

(*) Included primarily in "Other operating and general expenses" in the Statement of Operations.

Statutory Information

AFG's insurance subsidiaries are required to file financial statements with state insurance regulatory authorities prepared on an accounting basis prescribed or permitted by such authorities (statutory basis). Net earnings and policyholders' surplus on a statutory basis for the insurance subsidiaries were as follows (in millions):

	Net Earnings (Loss)			Policyholders' Surplus	
	2002	2001	2000	2002	2001
Property and casualty companies	$116	$34	$10	$1,742	$1,669
Life insurance companies	(24)	(25)	40	445	414

Reinsurance

In the normal course of business, AFG's insurance subsidiaries cede reinsurance to other companies to diversify risk and limit maximum loss arising from large claims. To the extent that any reinsuring companies are unable to meet obligations under agreements covering reinsurance ceded, AFG's insurance subsidiaries would remain liable. The following table shows (in millions) (i) amounts deducted from property and casualty written and earned premiums in connection with reinsurance ceded, (ii) written and earned premiums included in income for reinsurance assumed and (iii) reinsurance recoveries deducted from losses and loss adjustment expenses.

	2002	2001	2000
Direct premiums written	$4,027	$3,573	$3,365
Reinsurance assumed	80	94	76
Reinsurance ceded	(1,693)	(1,114)	(803)
Net written premiums	$2,414	$2,553(*)	$2,638
Direct premiums earned	$3,798	$3,393	$3,306
Reinsurance assumed	91	92	45
Reinsurance ceded	(1,486)	(891)	(856)
Net earned premiums	$2,403	$2,594	$2,495
Reinsurance recoveries	$1,142	$ 773	$ 567

(*) Net of $29.7 million unearned premium transfer related to the sale of the Japanese division.

N. Additional Information

Total rental expense for various leases of office space and equipment was $52 million, $53 million and $44 million for 2002, 2001 and 2000, respectively. Sublease rental income related to these leases totaled $612,000 in 2002, $2.4 million in 2001 and $2.5 million in 2000.

Future minimum rentals, related principally to office space, required under operating leases having initial or remaining noncancelable lease terms in excess of one year at December 31, 2002, were as follows: 2003 – $57 million; 2004 – $50 million; 2005 – $35 million; 2006 – $26 million; 2007 – $17 million and $33 million thereafter. In addition, AFG has 99-year land leases (approximately 94 years remaining) at one of its real estate properties. Minimum lease payments under these leases are expected to be approximately $180,000 in 2003 and are adjusted annually for inflation.

Other operating and general expenses included charges for possible losses on agents' balances, other receivables and other assets in the following amounts: 2002 – $2.7 million; 2001 – $3.5 million; and 2000 – $9.7 million. Losses and loss adjustment expenses included charges for possible losses on reinsurance recoverables of $6.6 million in 2002 and $11 million in 2001. The aggregate allowance for all such losses amounted to approximately $72 million and $67 million at December 31, 2002 and 2001, respectively.

Unrealized Gain (Loss) on Marketable Securities, Net

In addition to adjusting equity securities and fixed maturity securities classified as "available for sale" to fair value, SFAS 115 requires that certain other balance sheet amounts be adjusted to the extent that unrealized gains and losses from securities would result in adjustments had those gains or losses actually been realized. The components of the Consolidated Balance Sheet caption "Unrealized gain on marketable securities, net" in shareholders' equity are summarized as follows (in millions):

2002	Unadjusted Asset (Liability)	Effect of SFAS 115	Adjusted Asset (Liability)
Fixed maturities	$11,549.7	$457.2	$12,006.9
Other stocks	174.6	125.8	300.4
Deferred acquisition costs	873.1	(31.0)	842.1
Annuity benefits accumulated	(6,444.7)	(9.2)	(6,453.9)
Pretax unrealized		542.8	
Deferred taxes	179.5	(187.5)	(8.0)
Minority interest	(439.6)	(31.4)	(471.0)
Unrealized gain		$323.9	

2001			
Fixed maturities	$10,593.3	$155.3	$10,748.6
Other stocks	187.8	125.9	313.7
Deferred acquisition costs	827.3	(9.0)	818.3
Annuity benefits accumulated	(5,827.9)	(4.2)	(5,832.1)
Pretax unrealized		268.0	
Deferred taxes	170.6	(93.2)	77.4
Minority interest	(439.2)	(15.5)	(454.7)
Unrealized gain		$159.3	

Fair Value of Financial Instruments

The following table presents (in millions) the carrying value and estimated fair value of AFG's financial instruments at December 31.

	2002		2001	
	Carrying Value	Fair Value	Carrying Value	Fair Value
Assets:				
Fixed maturities	$12,007	$12,007	$10,749	$10,749
Other stocks	300	300	314	314
Liabilities:				
Annuity benefits accumulated	$ 6,454	$ 6,284	$ 5,832	$ 5,659
Long-term debt:				
Holding companies	648	624	609	587
Subsidiaries	297	287	271	264
Minority Interest:				
Trust preferred securities	$ 242	$ 238	$ 242	$ 242
AFC preferred stock	72	54	72	61
Shareholders' Equity	$ 1,726	$ 1,595	$ 1,498	$ 1,681

When available, fair values are based on prices quoted in the most active market for each security. If quoted prices are not available, fair value is estimated based on present values, discounted cash flows, fair value of comparable securities, or similar methods. The fair value of the liability for annuities in the payout phase is assumed to be the present value of the anticipated cash flows, discounted at current interest rates. Fair value of annuities in the accumulation phase is assumed to be the policyholders' cash surrender amount. Fair value of shareholders' equity is based on the quoted market price of AFG's Common Stock.

Financial Instruments with Off-Balance-Sheet Risk

On occasion, AFG and its subsidiaries have entered into financial instrument transactions which may present off-balance-sheet risks of both a credit and market risk nature. These transactions include commitments to fund loans, loan guarantees and commitments to purchase and sell securities or loans. At December 31, 2002, AFG and its subsidiaries had commitments to fund credit facilities and contribute limited partnership capital totaling up to $18 million.

Restrictions on Transfer of Funds and Assets of Subsidiaries

Payments of dividends, loans and advances by AFG's subsidiaries are subject to various state laws, federal regulations and debt covenants which limit the amount of dividends, loans and advances that can be paid. Under applicable restrictions, the maximum amount of dividends available to AFG in 2003 from its insurance subsidiaries without seeking regulatory clearance is approximately $24 million. Additional amounts of dividends, loans and advances require regulatory approval.

Benefit Plans

AFG expensed approximately $20 million in 2002, $19 million in 2001 and $22 million in 2000 for its retirement and employee savings plans.

Transactions With Affiliates

AFG purchased a $3.7 million minority interest in a residential homebuilding company from an unrelated party in 1995. At that same time, a brother of AFG's chairman purchased a minority interest in the company for $825,000. In 2000, that brother and another brother of AFG's chairman acquired the remaining shares from the third parties. In addition, GAFRI had extended a line of credit to this company under which the homebuilder could borrow up to $8 million at 13%. At December 31, 2001, $6.4 million was due under the credit line. In September 2002, the homebuilding company was sold to an unrelated party for a gain of $9.3 million (included in realized gains on other investments) and GAFRI's line of credit was repaid and terminated.

In 2001, an AFG subsidiary purchased a 29% interest in an aircraft for $1.6 million (fair value as determined by independent third party) from a company owned by a brother of AFG's chairman. The remaining interests in the aircraft are owned by AFG's chairman and his two brothers. Costs of operating the aircraft are being borne proportionately.

In September 2000, GAFRI's minority ownership in a company engaged in the production of ethanol was repurchased by that company for $7.5 million in cash and $21.9 million liquidation value of non-voting redeemable preferred stock. Following the repurchase, AFG's Chairman beneficially owns 100% of the ethanol company. In December 2000, the ethanol company retired $3 million of the preferred stock at liquidation value plus accrued dividends and issued an $18.9 million subordinated note in exchange for the remaining preferred stock. The subordinated note bears interest at 12-1/4% with scheduled repayments through 2005. During 2002 and 2001, respectively, $1 million and $6 million of this note was repaid. The ethanol company also owes GAFRI $4.0 million under a subordinated note bearing interest at 14%. In addition, Great American has extended a $10 million line of credit to this company; no amounts have been borrowed under the credit line.

O. Subsequent Events (unaudited)

Infinity Property and Casualty Corporation

On December 31, 2002, AFG transferred to Infinity Property and Casualty Corporation ("Infinity", a newly formed subsidiary) the following subsidiaries involved primarily in the issuance of nonstandard auto policies: Atlanta Casualty Company, Infinity Insurance Company, Leader Insurance Company and Windsor Insurance Company. Effective January 1, 2003, Great American Insurance Company, an AFG subsidiary, transferred to Infinity its personal insurance business written through independent agents. In February 2003, AFG sold 61% of Infinity in a public offering. The businesses transferred generated aggregate net written premiums of approximately $690 million, $900 million and $1.2 billion for the years ended December 31, 2002, 2001, and 2000, respectively. AFG expects to realize a pretax loss of about $40 million on the sale in the first quarter of 2003. In addition, a substantial tax benefit related to AFG's book versus tax basis in Infinity stock may be available.

Direct automobile insurance business

In January 2003, AFG reached an agreement to sell two of its subsidiaries that market automobile insurance directly to customers. The transaction will include the transfer of Great American Insurance's right to renew certain of its personal automobile insurance business written on a direct basis in selected markets. Premiums generated by the businesses being sold were approximately $79 million in 2002. AFG does not expect to report a significant gain or loss on the sale.

Corporate and Investor Information

Board of Directors

Carl H. Lindner [1*]
Chairman of the Board and
Chief Executive Officer,
American Financial Group, Inc.

Carl H. Lindner III [1]
Co-President,
American Financial Group, Inc.
President,
Great American Insurance Company.

S. Craig Lindner [1]
Co-President,
American Financial Group, Inc.
President and Chief Executive Officer,
Great American Financial
Resources, Inc.

Keith E. Lindner [1]
Co-President,
American Financial Group, Inc.

Theodore H. Emmerich [2*, 3]
Retired Managing Partner,
Ernst & Young LLP,
certified public accountants,
Cincinnati, Ohio.

James E. Evans
Senior Vice President and
General Counsel,
American Financial Group, Inc.

William R. Martin [2, 3*]
Chairman of the Board,
MB Computing, Inc.,
a computer software and
services company.

William W. Verity [2, 3]
President, Veritas Asset
Management, LLC,
an investment management company

Board of Directors Committees:
1. Executive Committee
2. Audit Committee
3. Compensation Committee
* Chairman of Committee

Corporate Management

Carl H. Lindner
Chairman of the Board and
Chief Executive Officer

Keith E. Lindner
Co-President

S. Craig Lindner
Co-President

Carl H. Lindner III
Co-President

James E. Evans
Senior Vice President and
General Counsel

Keith A. Jensen
Senior Vice President

Thomas E. Mischell
Senior Vice President – Taxation

Fred J. Runk
Senior Vice President and Treasurer

Kathleen J. Brown
Vice President – Taxation

Robert E. Dobbs
Vice President – Internal Audit

James C. Kennedy
Vice President, Deputy General Counsel
and Secretary

Julie J. Murphy
Vice President –
Chief Information Officer

Robert H. Ruffing
Vice President and Controller

Anne N. Watson
Vice President – Investor Relations

Corporate Offices

American Financial Group, Inc.
One East Fourth Street
Cincinnati, Ohio 45202
(513) 579-2121

Annual Shareholders' Meeting

The Annual Shareholders' Meeting is expected to be held at The Cincinnatian Hotel in Cincinnati in June 2003. Notices will be mailed to all registered holders of the Company's voting stock.

American Financial Group is an equal opportunity employer.


AMERICAN
FINANCIAL
GROUP, INC.

Common Stock Market Information

American Financial Group's Common Stock is traded on the New York Stock Exchange ("NYSE") under the symbol AFG. On March 1, 2003, approximately 13,200 holders of record own our shares.

The following table sets forth the high and low sales prices of AFG's Common Stock as reported on the NYSE Composite Tape.

2002	High	Low	Dividends Paid
First Quarter	28.81	22.85	0.125
Second Quarter	30.30	22.51	0.125
Third Quarter	26.30	17.90	0.125
Fourth Quarter	24.80	20.82	0.125
2001			
First Quarter	29.00	21.80	0.25
Second Quarter	30.30	23.30	0.25
Third Quarter	30.75	18.35	0.25
Fourth Quarter	25.33	20.20	0.25

Dividend Reinvestment Plan

This plan allows registered shareholders of twenty-five or more shares of AFG Common Stock or AFC Preferred Stock to automatically reinvest their dividends towards the purchase (at a 4% discount) of additional AFG common shares. Dividend Reinvestment Plan information and enrollment forms may be obtained from the Company's Transfer Agent.

Duplicate Mailings

Please call or write the Company if you wish to eliminate any duplicate mailing of this report or other Company materials.

Transfer Agent for:

American Financial Group, Inc.;
American Financial Corporation; and
American Premier Underwriters, Inc.

c/o Securities Transfer Company
One East Fourth Street, Suite 1201
Cincinnati, Ohio 45202
Telephone: (513) 579-2414
or (800) 368-3417
Fax: (513) 287-8270

Trust Originated Preferred Securities ("TOPrS")

For information concerning the TOPrS issued by American Financial Capital Trust I please contact AFG Investor Relations at the address or phone number listed below.

Additional Information

Investors or analysts requesting additional information, including copies of the American Financial Group, Inc. Form 10-K as filed with the Securities and Exchange Commission, may contact:

Investor Relations
American Financial Group, Inc.
One East Fourth Street
Cincinnati, Ohio 45202
(513) 579-6739

SEC filings, news releases, and other information may also be accessed free of charge on American Financial Group's Internet site at: ***http://www.amfnl.com***

Forward-Looking Statements

This document contains certain forward-looking statements that are subject to numerous assumptions, risks or uncertainties. The Private Securities Litigation Reform Act of 1995 provides a safe harbor for forward-looking statements. Some of the forward-looking statements can be identified by the use of forward-looking words such as "anticipates", "believes", "expects", "estimates", "intends", "plans", "seeks", "could", "may", "should", "will", or the negative version of those words or other comparable terminology. Examples of such forward-looking statements include statements relating to: expectations concerning market and other conditions and their effect on future premiums, revenues, earnings and investment activities; recoverability of asset values; expected losses and the adequacy of reserves for asbestos, environmental pollution and mass tort claims; rate increases, improved loss experience and expected expense savings resulting from recent initiatives.

Actual results could differ materially from those contained in or implied by such forward-looking statements for a variety of factors including:

- changes in economic conditions, including interest rates, performance of securities markets, and the availability of capital;
- regulatory actions;
- changes in legal environment;
- tax law changes;
- levels of natural catastrophes, terrorist events, incidents of war and other major losses;
- the ultimate amount of liabilities associated with certain asbestos and environmental-related claims;
- the unpredictability of possible future litigation if certain settlements do not become effective;
- adequacy of insurance reserves;
- trends in mortality and morbidity;
- availability of reinsurance and ability of reinsurers to pay their obligations;
- competitive pressures, including the ability to obtain rate increases; and
- changes in debt and claims paying ratings.

Forward-looking statements herein are made only as of the date of this report. The Company assumes no obligation to publicly update any forward-looking statements.

Design, Layout & Typesetting: The Insiders   Printing: Wendling Printing Company


AMERICAN
FINANCIAL
GROUP, INC.




AMERICAN
FINANCIAL
GROUP, INC.

One East Fourth Street Cincinnati, Ohio 45202 513-579-2121